ARS

09010801

SEC Mail Processing Section

APR - 8 2009

Washington, DC 110

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File No. 2-78572

UNITED BANCORPORATION OF ALABAMA, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

63-0833573
(I.R.S.Employer Identification No.)

P.O. Drawer 8, Atmore, Alabama 36504
(Address of principal executive offices)

Registrant's telephone number, including area code: (251) 446-6000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, Par Value $.01 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes _______ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes x No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer _____ Accelerated filer _____

Non-accelerated filer _____ Smaller reporting company _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No __X__

Aggregate market value of voting and nonvoting common equity held by non affiliates as of March 27, 2009 was $29,899,524 computed by reference to the price reported to the registrant at which the common equity was last sold on or prior to that date and using beneficial ownership of stock rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934 to exclude voting stock owned by directors and executive officers, some of whom might not be held to be affiliates upon judicial determination.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock	Par Value	Outstanding at March 27, 2009	
Class A..........	$.01	2,234,711	Shares*
Class B..........	$.01	0	Shares

*Excludes 153,839 shares held as treasury stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2009 Annual Meeting of Stockholders are incorporated by reference in Part III of this report.

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

When used or incorporated by reference herein, the words "anticipate", "estimate", "expect", "project", "target", "goal", and similar expressions, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those set forth below under "Risk Factors" and elsewhere herein, as well as the possibilities of (i) increases in competitive pressures in the banking industry, particularly with respect to community banks; (ii) costs or difficulties in generating deposits or loans to counter cost increases resulting from the recent increase in the number of Bank offices; (iii) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in deterioration in loan demand, credit quality and/or borrower liquidity, among other things; (iv) changes which may occur in the regulatory environment, including but not limited to changes with respect to recent legislation discussed under "Supervision, Regulation and Government Policy" below; and (v) large and/or rapid changes in interest rates. These forward-looking statements speak only as of the date they are made. The Corporation expressly disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectations with regard to any change in events, conditions or circumstances on which any such statement is based.

United Bancorporation of Alabama, Inc. and United Bank

United Bancorporation of Alabama, Inc. (the "Corporation") is a one-bank financial holding company, with headquarters in Atmore, Alabama. The Corporation was incorporated under the laws of Delaware on March 8, 1982 for the purpose of acquiring all of the issued and outstanding capital stock of The Bank of Atmore, Atmore, Alabama ("Atmore") and Peoples Bank, Frisco City, Alabama ("Peoples"). Atmore was merged into United Bank of Atmore, a wholly-owned subsidiary of the Corporation, and Peoples was merged into United Bank of Frisco City ("Frisco City"), also a wholly-owned subsidiary of the Corporation, in late 1982. Effective March 30, 1984, Frisco City merged into United Bank of Atmore, which had previously changed its name to simply "United Bank."

The Corporation and its subsidiary, United Bank (herein "United Bank" or the "Bank"), operate primarily in one business segment, commercial banking. United Bank contributes substantially all of the total operating revenues and consolidated assets of the Corporation. The Bank serves its customers from seventeen full service banking offices located in Atmore (2 offices), Frisco City, Monroeville, Flomaton, Foley, Lillian, Bay Minette (2 offices), Silverhill, Magnolia Springs, Spanish Fort, Summerdale, and Loxley, Alabama, and in Jay, Pace and Milton, Florida. Additionally, a loan production office is located in Loxley, Alabama.

United Bank offers a broad range of banking services. Services to business customers include providing remote deposit capabilities, checking accounts, money market deposit accounts, time deposit accounts, repurchase agreements, and various types of lending services. Services provided to individual customers include checking accounts, NOW accounts, money market deposit accounts, statement savings accounts, and various other time deposit savings programs and loans, including business, personal, automobile, home and home improvement loans. United Bank offers securities brokerage services, Visa multi-purpose, and nationally recognized credit card service. The Bank also offers internet banking, bill pay and access to online brokerage services at its web site, www.unitedbank.com. The Bank also owns an insurance agency, United Insurance Services, Inc., which opened and began business in 2001.

Competition - The commercial banking business is highly competitive and United Bank competes actively with state and national banks, savings and loan associations, insurance companies, brokerage houses, and credit unions in its market areas for deposits and loans. In addition, United Bank competes with other financial institutions, including personal loan companies, leasing companies, finance companies and certain governmental agencies, all of which engage in marketing various types of loans and other services. The regulatory environment affects competition in the bank business as well.

Employees - The Corporation and its subsidiary had approximately 189 full-time equivalent employees at December 31, 2008. All of the employees are engaged in the operations of United Bank, its subsidiary, or the Corporation. The Corporation considers its employee relations good, and has not experienced and does not anticipate any work stoppage attributable to labor disputes.

Supervision, Regulation and Government Policy - Bank holding companies, banks and many of their non-bank affiliates are extensively regulated under both federal and state law. The following brief summary of certain statutes, rules and regulations affecting the Corporation and the Bank is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below, and is not intended to be an exhaustive description of the statutes or regulations applicable to the Corporation's business. Any change in applicable law or regulations could have a material effect on the business of the Corporation and its subsidiary. Supervision, regulation and examination of banks by bank regulatory agencies are intended primarily for the protection of depositors rather than holders of Corporation common stock.

The Corporation is registered as a financial holding company ("FHC") with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Corporation is subject to the supervision, examination, and reporting requirements in the BHC Act and the regulations of the Federal Reserve. See discussion of the Gramm-Leach-Bliley Financial Services Modernization Act below.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all of the assets of any bank or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. The BHC Act requires the Federal Reserve to consider, among other things, anticompetitive effects, financial and managerial resources and community needs in reviewing such a transaction. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, enacted in September 1994, bank holding companies were permitted to acquire banks located in any state without regard to whether the transaction is prohibited under any state law (except that states may establish a minimum age of not more than five years for local banks subject to interstate acquisitions by out-of-state bank holding companies), and interstate branching was permitted beginning June 1, 1997 in certain circumstances.

With the prior approval of the Superintendent of the Alabama State Department of Banking ("Superintendent") and their primary federal regulators, state banks are entitled to expand by branching.

The Corporation is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Corporation. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the Bank as prevailing at the time for transactions with unaffiliated companies. Also, as a subsidiary of a bank holding company, the Bank is generally prohibited from conditioning the extension of credit or other services, or conditioning the lease or sale of property, on the customer's agreement to obtain or furnish some additional credit, property or service from or to such subsidiary or an affiliate.

The Bank is a state bank, subject to state banking laws and regulation, supervision and regular examination by the Alabama State Department of Banking (the "Department"), and as a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), is also subject to FDIC regulation and examination. The Bank is not a member of the Federal Reserve System. Areas subject to federal and state regulation include dividend payments, reserves, investments, loans, interest rates, mergers and acquisitions, issuance of securities, borrowings, establishment of branches and other aspects of operation, including compliance with truth-in-lending and usury laws, and regulators have the right to prevent the development or continuance of unsafe or unsound banking practices regardless of whether the practice is specifically proscribed or otherwise violates law.

Dividends from United Bank constitute the major source of funds for the Corporation. United Bank is subject to state law restrictions on its ability to pay dividends, primarily that the prior written approval of the Superintendent is required if the total of all dividends declared in any calendar year exceeds the total of United Bank's net earnings of that year combined with its retained net earnings of the preceding two years, less any required transfers to surplus. United Bank is subject to restrictions under Alabama law which also prohibits any dividends from being made from surplus without the Superintendent's prior written approval and the general restriction that dividends in excess of 90% of United Bank's net earnings (as defined by statute), may not be declared or paid unless United Bank's surplus is at least equal to 20% of its capital. United Bank's surplus is significantly in excess of 20% of its capital. Federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payment is deemed to constitute an unsafe and unsound practice. Federal law provides that no dividends may be paid which would render the Bank undercapitalized. United Bank's ability to make funds available to the Corporation also is subject to restrictions imposed by federal law on the ability of a bank to extend credit to its parent company, to purchase the assets thereof, to issue a guarantee, acceptance or letter of credit on behalf thereof or to invest in the stock or securities thereof or to take such stock or securities as collateral for loans to any borrower.

When the Corporation received a capital investment from the United States Department of the Treasury under the Troubled Assets Relief Program ("TARP") Capital Purchase Program on December 23, 2008 (see Note 9 to the Consolidated Financial Statements), the Corporation became subject to additional limitations on the payment of dividends. These limitations require, among other things, that (i) all dividends Related to the securities purchased under the TARP Capital Purchase Program be paid before other dividends can be paid and (ii) the Treasury must approve any increases in common dividends for three years following the Treasury's investment, unless Treasury's investment is redeemed prior thereto.

The Bank is also subject to the requirements of the Community Reinvestment Act of 1977 ("CRA"). The CRA and the regulations implementing the CRA are intended to encourage regulated financial institutions to help meet the credit needs of their local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of financial institutions. The regulatory agency's assessment of the Bank's CRA record is made available to the public.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") recapitalized the BIF and included numerous revised statutory provisions. FDICIA established five capital tiers for insured depository institutions: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized", as defined by regulations adopted by the Federal Reserve, the FDIC and other federal depository institution regulatory agencies. At December 31, 2008, the Bank was "well capitalized" and was not subject to restrictions imposed for failure to satisfy applicable capital requirements. BIF premiums for each member financial institution depend upon the risk assessment classification assigned to the institution by the FDIC.

Banking is a business that primarily depends on interest rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and other borrowings and the interest rate received by the bank on its loans and securities holdings constitutes the major portion of the bank's earnings. As a result, the earnings and business of the Corporation are and will be affected by economic conditions generally, both domestic and foreign, and also by the policies of various regulatory authorities having jurisdiction over the Corporation and the Bank, especially the Federal Reserve. The Federal Reserve, among other functions, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans and other extensions of credit and deposits and the interest rates paid on liabilities and received on assets.

The enactment of the Gramm-Leach-Bliley Financial Services Modernization Act (the "GLB Act") on November 12, 1999 represented an important development in the powers of banks and their competitors in the financial services industry by removing many of the barriers between commercial banking, investment banking, securities brokerages and insurance. Inter-affiliation of many of these formerly separated businesses is now common. The GLB Act includes significant provisions regarding the privacy of financial information. These financial privacy provisions generally require a financial institution to adopt a privacy policy regarding its practices for sharing nonpublic personal information and to disclose such policy to their customers, both at the time the customer relationship is established and at least annually during the relationship. These provisions also prohibit the Corporation from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to opt out of the disclosure. The GLB Act gives the Federal Reserve broad authority to regulate FHCs, but provides for functional regulation of subsidiary activities by the Securities Exchange Commission, Federal Trade Commission, state insurance and securities authorities and similar regulatory agencies.

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"). Among its provisions, the USA Patriot Act requires each financial institution: (i) to establish an anti-money laundering program, (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The USA Patriot Act has not had a significant impact on the financial condition or results of operations of the Corporation.

In July 2002 the Sarbanes-Oxley Act of 2002 (the "SOA") was enacted. The SOA established many new operational and disclosure requirements, with the stated goals of, among other things, increasing corporate responsibility and protecting investors by improving corporate disclosures. The SOA applies generally to companies that file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). As an Exchange Act reporting company, the Corporation is subject to some SOA provisions. Other SOA requirements apply only to companies which, unlike the Corporation, have stock traded on a national stock exchange or the NASDAQ.

In response to the recent financial crisis, the United States government passed the Emergency Economic Stabilization Act of 2008 (the "EESA") on October 3, 2008, which provides the United States Department of the Treasury (the "Treasury") with broad authority to implement certain actions intended to help restore stability and liquidity to the U.S. financial markets.

The EESA included a provision for a temporary increase from $100,000 to $250,000 per depositor in deposit insurance effective October 3, 2008 through December 31, 2009. Deposit accounts are otherwise insured by the FDIC, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and ranges from 5 to 43 basis points of the institution's deposits. In December, 2008, the FDIC adopted a rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. The rule also gives the FDIC the authority to alter the way it calculates federal deposit insurance assessment rates to adjust for an institution's risk beginning in the second quarter of 2009 and there after, and as necessary to implement emergency special assessments to maintain the deposit insurance fund.

In 2006, federal deposit insurance reform legislation was enacted that (i) required the FDIC to merge the Bank Insurance Fund and the Savings Association Insurance Fund into a newly created Deposit Insurance Fund; (ii) increases the amount of deposit insurance coverage for retirement accounts; (iii) allows for deposit insurance coverage on individual accounts to be indexed for inflation starting in 2010; (iv) provides the FDIC more flexibility in setting and imposing deposit insurance assessments; and (v) provides eligible institutions credits on future assessments.

Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program (the "TARP"). On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. For publicly traded companies, the CPP also requires the Treasury to receive warrants for common stock equal to 15% of the capital invested by the Treasury. The Corporation applied for and received $10.3 million in the CPP.

Entities that participate in the CPP must comply with certain limits on executive compensation and various reporting requirements. These restrictions include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) requiring clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate; (3) prohibiting the financial institution from making any payment which would be deemed to be a golden parachute based on the Internal Revenue Code provision, to a senior executive; and (4) restricting deductions for tax purposes for executive compensation in excess of $500,000 for each such senior executive. The CEO and board compensation committee must certify annually that the institution and the board compensation committee have complied with such standards. In addition, the CEO and the board compensation committee must certify, within 120 days and annually of receiving financial assistance, that the compensation committee has reviewed the senior executives' incentive compensation arrangements with the senior risk officers to ensure that these arrangements do not
encourage senior executives to take unnecessary and excessive risks that could threaten the value of the financial institution.

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which has two components: the Debt Guarantee Program and the Transaction Account Guarantee Program. Under the Transaction Account Guarantee Program any participating depository institution is able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. Under the program, effective November 14, 2008, insured depository institutions that have not opted out of the FDIC Temporary Liquidity Guarantee Program will be subject to a 0.10% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000, which surcharge will be added to the institution's existing risk-based deposit insurance assessments. Under the Debt Guarantee Program, qualifying unsecured senior debt issued by a participating institution can be guaranteed by the FDIC. The Corporation and the Bank chose to participate in both components of the FDIC Temporary Liquidity Guaranty Program.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. ARRA is intended to help stimulate the economy and is a combination of tax cuts and spending provisions applicable to a broad range of areas with an estimated cost of $787 billion. The impact that ARRA may have on the U.S. economy, the Corporation and the Bank cannot be predicted with certainty.

As of early 2009, additional legislation has been promulgated or is pending under EESA, which is intended to provide, among other things, an injection of more capital from Treasury into financial institutions through the Capital Assistance Program, establishment of a public-private investment fund for the purchase of troubled assets, and expansion of the Term Asset-Backed Securities Loan Facility to include commercial mortgage backed-securities. It is anticipated that legislation reshaping the regulatory landscape could be proposed in 2009, though it is not possible to predict if any such legislation will be adopted or if it is adopted how it would affect the business of the Corporation or the Bank. New legislation or changes to existing laws or regulations likely will result in a greater compliance burden and therefore generally increases the cost of doing business.

Selected Statistical Information - The following tables set forth certain selected statistical information concerning the business and operations of the Corporation and its wholly-owned subsidiary, United Bank, as of December 31, 2008, 2007 and 2006. Averages referred to in the following statistical information are generally average daily balances.

Analysis of Net Interest Earnings: The following table sets forth interest earned and the average yield on the major categories of the Corporation's interest-earning assets and interest-bearing liabilities.

(Dollars in Thousands)

2008		Average Balance		Interest Income Expense	Average Rates Earned Paid
Loans, net (1)	$	287,491	$	19,718	6.86%
Taxable securities available for sale		84,813		3,063	3.61%
Tax exempt sec available for sale (2)		33,903		1,360	6.08%
Federal funds sold and repurchase agreements		9,204		179	1.94%
Interest-bearing deposits with other financial institutions		14,766		359	2.43%
Total interest-earning assets	$	430,177	$	24,679	5.90%
Saving deposits and demand deposits interest-beari	$	99,969	$	1,429	1.43%
Time deposits		194,524		7,944	4.08%
Repurchase agreements		68,257		834	1.22%
Other borrowed funds		12,648		672	5.31%
Total interest-bearing liabilities	$	375,398	$	10,879	2.90%
Net interest income/net yield on interest earning assets			$	13,800	3.37%

2007		Average Balance		Interest Income Expense	Average Rates Earned Paid
Loans, net (1)	$	251,348	$	21,195	8.43%
Taxable securities available for sale		73,682		3,662	4.97%
Tax exempt sec available for sale (2)		35,750		1,428	6.05%
Federal funds sold and repurchase agreements		5,230		258	4.93%
Interest-bearing deposits with other financial institutions		12,832		667	5.20%
Total interest-earning assets	$	378,842	$	27,210	7.38%
Saving deposits and demand deposits interest-beari	$	90,123	$	2,052	2.28%
Time deposits		174,009		8,407	4.83%
Repurchase agreements		40,909		1,708	4.18%
Other borrowed funds		18,318		1,396	7.62%
Total interest-bearing liabilities	$	323,359	$	13,563	4.19%
Net interest income/net yield on interest earning assets			$	13,647	3.80%

2006	Average Balance	Interest Income Expense	Average Rates Earned Paid
Loans, net (1)	$ 242,431	$ 20,815	8.59%
Taxable securities available for sale	43,275	2,112	4.88%
Tax exempt sec available for sale (2)	31,870	1,262	6.00%
Federal funds sold and repurchase agreements	8,535	434	5.08%
Interest-bearing deposits with other financial institutions	10,369	427	4.12%
Total interest-earning assets	$ 336,480	$ 25,050	7.64%
Saving deposits and demand deposits interest-beari	$ 79,120	$ 1,197	1.51%
Time deposits	143,241	5,846	4.08%
Repurchase agreements	41,745	1,661	3.98%
Other borrowed funds	16,380	1,052	6.42%
Total interest-bearing liabilities	$ 280,486	$ 9,756	3.48%
Net interest income/net yield on interest earning assets		$ 15,294	4.74%

(1) Loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2008, 2007, and 2006.

Analysis of Changes in Interest Income and Interest Expense: The following is an analysis of the dollar amounts of changes in interest income and interest expense due to changes in rates and volume for the periods indicated.

(Dollars in Thousands)

Average Balances 2008	Average Balances 2007		Interest Income Expense 2008	Interest Income Expense 2007	Variance	Variance as to Rate	Variance as to Volume
$ 287,491	$ 251,348	Loans (Net)	$ 19,718	$ 21,195	$ (1,477)	$ (3,942)	$ 2,465
84,813	73,682	Taxable Securities AFS (1)	3,063	3,662	(599)	(1,075)	476
33,903	35,750	Tax Exempt Securities AFS (2)	1,359	1,428	(69)	38	(107)
9,204	5,230	Fed Funds Sold	179	258	(79)	(220)	141
14,766	12,832	Interest Bearing Deposits	359	667	(308)	(784)	476
$ 430,177	$ 378,842	Total Earning Assets	$ 24,678	$ 27,210	$ (2,532)	$ (5,983)	$ 3,451
		Savings and Interest Bearing					
$ 99,969	$ 90,123	Demand Deposits	$ 1,429	$ 2,052	$ (623)	$ (910)	$ 287
194,524	174,009	Time Deposits	7,944	8,407	(463)	(790)	327
68,257	40,909	Repurchase Agreements	834	1,708	(874)	(1,620)	746
12,648	18,318	Other Borrowed Funds	672	1,396	(724)	(271)	(453)
$ 375,398	$ 323,359	Total Interest Bearing Liabilities	$ 10,879	$ 13,563	$ (2,684)	$ (3,591)	$ 907

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

(1) Available for Sale (AFS)

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2008, 2007, and 2006.

Analysis of Changes in Interest Income and Interest Expense - The following is an analysis of the dollar amounts of changes in interest income and interest expense due to changes in rates and volume for the periods indicated.

(Dollars in Thousands)

Average Balances 2007	Average Balances 2006		Interest Income Expense 2007	Interest Income Expense 2006	Variance	Variance as to Rate	Variance as to Volume
$ 251,348	$ 242,431	Loans (Net)	$ 21,195	$ 20,815	$ 380	$ (368)	$ 748
73,682	43,275	Taxable Securities AFS (1)	3,662	2,112	1,550	122	1,428
35,750	31,870	Tax Exempt Securities AFS (2)	1,428	1,262	166	20	146
5,230	8,535	Fed Funds Sold	258	434	(176)	(12)	(164)
12,832	10,369	Interest Bearing Deposits	667	427	240	97	143
$ 378,842	$ 336,480	Total Earning Assets	$ 27,210	$ 25,050	$ 2,160	$ (141)	$ 2,301
		Savings and Interest Bearing					
$ 90,123	$ 79,120	Demand Deposits	$ 2,052	$ 1,197	$ 855	$ 312	$ 543
174,009	143,241	Time Deposits	8,407	5,846	2,561	1,368	1,193
40,909	41,745	Repurchase Agreements	1,708	1,661	47	78	(31)
18,318	16,380	Other Borrowed Funds	1,396	1,052	344	138	205
$ 323,359	$ 280,486	Total Interest Bearing Liabilities	$ 13,563	$ 9,756	$ 3,807	$ 1,896	$ 1,910

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

(1) Available for Sale (AFS)

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2007 and 2006.

Investments - The investment policy of United Bank provides that funds not otherwise needed to meet the loan demand of United Bank's market area can best be invested to earn maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. The Bank has identified that it will maintain a core investment portfolio, not needed to meet liquidity requirements, which will be accounted for as Held-to Maturity and, under this accounting, will reduce the volatility of total capital. The Bank will establish limits as to the holdings in this portfolio. At the time of purchase, the Bank designates whether a particular security will be accounted for as Held-to-Maturity or Available-for-Sale. The ratio of total loans to the sum of deposits and repurchase agreements as of December 31, 2008 was 56.75%. As discussed in Management's Discussion and Analysis, a large deposit ($60 million) was made in late December which causes a temporary distortion of this ratio. When the effects of this deposit are eliminated, the ratio at year end was 64.61%. Growth in the loan portfolio is impacted by among other things, general economic conditions, the ability to accurately determine the current and future value of collateral and the availability of loans meeting the Bank's credit quality standards. Management expects that funding for any growth in the loan portfolio would come from deposit growth, repurchase agreement growth, and reallocation of maturing investments. Management, in an effort to contain interest rate risk, will make use of longer term Out of Market CD's and term FHLB advances to fund fixed rate loans with maturities in excess of one (1) year.

Securities Portfolio - The Bank's investment policy, as approved by the Board of Directors, dictates approved types of securities and the conditions under which they may be held. Attention is paid to the maturity and risks associated with each investment. The distribution reflected in the tables below could vary with economic conditions, which could shorten or lengthen maturities. Management believes the level of credit and interest rate risks inherent in the securities portfolio is low.

The following table sets forth the distribution of contractual maturities of investment securities available for sale and their associated yields:

Maturity Distribution of Investment Securities Available for Sale
December 31, 2008, 2007, and 2006
(Dollars in Thousands)

	2008		2007		2006	
US Government Agencies excluding Mortgage Backed securities						
Within one year	$ 16,520	0.99%	$ 22,434	4.28%	$ 29,457	5.40%
1-5 years	7,662	4.63%	14,236	4.73%	12,869	4.48%
5-10 years	15,371	5.35%	21,943	5.49%	11,785	5.48%
After 10 years	-	-	1,002	5.75%	1,000	5.75%
Total	$ 39,553	3.39%	$ 59,615	4.86%	$ 55,111	5.21%
Mortgage Backed Securities						
Within one year	$ 170	3.23%	$ 728	3.60%	$ -	-
1-5 years	4,302	3.93%	2,356	4.05%	3,980	4.02%
5-10 years	1,519	4.57%	4,620	4.05%	6,000	4.05%
After 10 years	6,860	4.57%	9,208	4.74%	11,435	4.66%
Total	$ 12,851	4.35%	$ 16,912	4.44%	$ 21,415	4.37%
State & Municipal (1)						
Within one year	$ 1,460	3.51%	$ 469	4.06%	$ 591	2.52%
1-5 years	7,063	3.88%	6,318	3.90%	5,169	3.88%
5-10 years	13,118	4.08%	14,160	4.02%	12,407	4.09%
After 10 years	11,481	4.03%	14,471	4.02%	14,482	4.01%
Total	$ 33,122	3.99%	$ 35,418	4.00%	$ 32,649	3.99%
Totals	$ 85,526	4.52%	$ 111,945	4.52%	$ 109,175	4.68%

(1) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2008, 2007 and 2006.

The following table sets forth the distribution of maturities of investment securities held to maturity as of December 31, 2008 and their associated yields (no securities were classified as held to maturity as of December 31, 2007 and 2006, respectively):

Maturity Distribution of Investment Securities Held to Maturity
December 31, 2008
(Dollars in Thousands)

	2008	
US Government Agencies excluding Mortgage Backed securities		
Within one year	$ -	-
1-5 years	3,050	4.34%
5-10 years	3,000	4.48%
After 10 years	-	-
Total	$ 6,050	4.41%
Other Domestic Debt Securities		
Within one year	$ -	-
1-5 years	500	5.25%
5-10 years	-	-
After 10 years	-	-
Total	$ 500	5.25%
Totals	$ 6,550	4.47%

Relative Lending Risk - United Bank serves both rural and suburban markets. The rural market is composed primarily of lower to middle income families. The rural market economy is heavily influenced by timber and agricultural production. The suburban market is faster growing, more commercial and is composed of a higher income mix than the rural market. The Bank's loan portfolio mix is reflective of these markets. The Bank's ratio of loans to assets or deposits is comparable to its peer banks serving similar markets.

The risks associated with the Bank's lending are primarily interest rate risk, credit risks from economic conditions and concentrations of a loans secured by particular types of collateral or in a particular geographic area.

Small banks located in one community experience a much higher risk due to the dependence on the economic viability of that single community. United Bank is more geographically diverse than some of its local community banking competitors. With offices in fifteen communities, risks associated with the effects of major economic disruptions in one community are somewhat mitigated. This geographic diversity affects all types of loans and plays a part in the Bank's risk management.

Interest rate risk is a function of the maturity of the loan and method of pricing. The Bank's loan maturity distribution reflects 40.2% of the portfolio maturing in one year or less. In addition, 44.04% of all loans float with an interest rate index. The maturity distribution and floating rate loans help protect the Bank from unexpected interest rate increases.

Credit risk results from the inability of the borrower to repay the principal and interest on the loan. This inability could result from loss of employment, reduction in liquidity from adverse market movements or adverse changes in the cash flow from the business being financed.

The majority of all types of loans offered by the Bank are collateralized. Concentrations in loans secured by a particular type of collateral increase the Bank's exposure to reductions in value of that collateral type. Additionally, the ability to accurately determine the value of any collateral currently, and over time, has an impact on the management of the portfolio of loans.

Loan concentrations present different risk profiles depending on the type of loan. Regardless of the type of loan, the repayment ability of the borrower and the value of any collateral are important considerations in a loan decision. The loan policy, as approved by the Board of Directors of the Bank, establishes collateral guidelines for each type of loan.

Each type of loan exhibits unique profiles of risk that could threaten repayment.

Commercial lending requires an understanding of the customers' business and financial performance. The Bank's commercial customers are primarily small to middle market enterprises. The larger commercial accounts are managed by Senior Commercial lenders. Risks in this category are primarily economic. Shifts in local and regional conditions could have an effect on individual borrowers; but as previously mentioned, the Bank attempts to spread this risk by serving multiple communities. As with the other categories, these loans are typically collateralized by assets of the borrower. In most situations, the personal assets of the business owners also collateralize the credit.

Agricultural lending is a specialized type of lending for the Bank. Due to the unique characteristics in this type of loan, the Bank has loan officers dedicated to this market. Collateral valuation and the experience of the borrower play heavily into the approval process. This loan category includes financing equipment, crop production, timber, dairy operations and others. Given the broad range of loans offered, it is difficult to generalize risks in agricultural lending. The area of greatest attention and risk is crop production loans. Risks associated with catastrophic crop losses are mitigated by crop insurance, government support programs, experience of the borrower, collateral other than the crop and the borrower's other financial resources. Routine visitations and contact with the borrower help inform the Bank about crop conditions.

Real estate loans, whether they are construction or mortgage, historically have had lower delinquency rates than other types of loans in the portfolio. This is no longer the case with the change in the real estate market. The Bank makes very few long term, fixed rate mortgage loans; however, it does offer loans with repayment terms based on amortization of up to 30 years with balloon payments of principal at a shorter term, such as three or five years. The Bank also offers several different long-term mortgage programs provided by third party processors.

Installment loans are generally collateralized. Given the small dollar exposure on each loan, the risk of a significant loss on any one credit is limited. Pricing and close monitoring of past due loans enhance the Bank's returns from this type of loan and minimize risks.

The average loan in the loan portfolio at December 31, 2008 was $67,220, an increase of $2,002 from the 2007 level.

LOAN PORTFOLIO MATURITIES

Maturities and loan re-pricing indices in the Corporation's loan portfolio are as follows:

Remaining Maturity

December 31, 2008

(Dollars in Thousands)

	One year or less	One - five years	After five years	Total
Real estate - construction	$ 36,062	$ 16,037	$ 551	$ 52,650
Real estate - mortgage				
1-4 family	11,255	37,365	4,057	52,677
Real estate - commercial	11,528	33,498	3,270	48,296
Real estate - other	9,506	24,850	3,655	38,011
Agricultural	8,000	3,431	594	12,025
Commercial	26,258	25,864	5,419	57,541
Other loans	9,786	8,647	147	18,580
Totals	$ 112,395	$ 149,692	$ 17,693	$ 279,780

Variable Rate Loans by Re-pricing Index

(Dollars in Thousands)

	Prime	LIBOR	Other	Total
Real estate - construction	$ 41,290	$ 2,225	$ -	$ 43,515
Real estate - mortgage				
1-4 family	18,784	-	-	18,784
Real estate - commercial	13,873	3,169		17,042
Real estate - other	15,460		425	15,885
Agricultural	4,219			4,219
Commercial	21,230	2,718	-	23,948
Other loans	2,334	-	-	2,334
Totals	$ 117,190	$ 8,112	$ 425	$ 125,727

For additional information regarding interest rate sensitivity see INTEREST RATE RISK included in Item 1A below.

Non-performing Assets - Management considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the net present value of expected future cash flows discounted at the note's effective interest rate, or, if the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impaired loans are covered by the allowance for loan losses through a charge to the provision for loan losses. Subsequent recoveries are added to the allowance. At December 31, 2008, the Bank had identified 34 impaired loans (as defined by FAS 114) aggregating $21,149,317 compared with 10 impaired loans totaling $11,710,174 as of December 31, 2007. Of the loans identified as impaired as of December 31, 2008, specific reserves were deemed necessary on 18 loans totaling $14,431,827 and reserves in the amount of $1,577,292 or 10.93% were allocated. Of the loans with specific reserves as of December 31, 2008, four commercial real estate loans accounted for $10,313,510.

Of the loans impaired as of 2007, $1,900,000 was charged off against the allowance (one loan accounted for $1,500,000 of this amount), $5,000,000 was foreclosed and recorded as ORE, $1,400,000 was repaid and two loans totaling $2,700,000 are included in the 2008 impaired totals.

The following table sets forth the Corporation's non-performing assets at December 31, 2008, 2007, and 2006. Under the Corporation's nonaccrual policy, a loan is placed on nonaccrual status when the ability to collect the principal and interest is in doubt or when principal and interest is 90 days or more past due, unless, after analysis, it is determined that the interest is well secured and in the process of collection. Credit cards continue to accrue interest.

	Descriptions	2008	2007	2006
A	Loans accounted for on a nonaccrual basis	$ 14,700	$ 11,079	$ 1,570
B	Loans which are contractually past due ninety days or more as to interest or principal payments (excluding balances included in (A) above)	28	26	9
C	Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.	1,106	54	197
D	Other non-performing assets	5,524	551	621
	Total	$ 21,358	$ 11,710	$ 2,397

If nonaccrual loans in (A) above had been current throughout their term, interest income would have been increased by $862,019, $685,398 and $123,917 for 2008, 2007, and 2006 respectively. All of the assets in (D) above at the end of 2008, 2007, and 2006 were other real estate owned (ORE).

There may be additional loans in the Bank's portfolio that may become classified or impaired as conditions continue to change. Regulatory examiners may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

Loan Concentrations - On December 31, 2008, the Bank had $47,599,289 of agriculture related loans as compared to $40,792,171 and $36,937,617 in 2007 and 2006, respectively. Real estate construction and 1-4 family residential mortgage loans were $52,649,854 and $52,676,766 respectively in 2008 and $68,699,154 and $41,738,820 respectively in 2007 and 2006.

Summary of Loan Loss Experience
(Dollars in Thousands)

	2008	2007	2006
Average amount of loans outstanding, net	$ 287,491	$ 251,348	$ 242,431
Allowance for loan losses beginning January 1	$ 3,981	$ 3,011	$ 3,028
Loans Charged off:			
Commercial, financial and agriculture	(2,422)	(226)	(960)
Real estate - mortgage	(68)	-	-
Installment loans to individuals	(265)	(213)	(95)
Total Charged off	(2,755)	(439)	(1,055)
Recoveries during the period			
Commercial, financial and agriculture	30	12	35
Real estate - mortgage	-	-	-
Installment loans to individuals	35	17	45
Total Recoveries	65	29	80
Loans Charged off, net	(2,690)	(410)	(975)
Other Adjustments	-	-	(102)
Additions to the allowance charged to operatioı	2,300	1,380	1,060
	$ 3,591	$ 3,981	$ 3,011
Ratio of net charge offs during the period to average loans outstanding	0.94%	0.16%	0.40%

Of the $2,422,000 commercial, financial and agriculture loans charged off in 2008, $1,900,000 resulted from the resolution of loans identified as impaired at December 31, 2007. (One loan accounted for $1,500,000 of the total.)

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's opinion, is appropriate to provide for estimated losses in the portfolio at the balance sheet date. Factors considered in determining the adequacy of the allowance include historical loan loss experience, the amount and trend of past due loans, loans classified from the most recent regulatory examinations and internal reviews, general economic conditions and the current portfolio mix. The amount charged to the provision is that amount necessary to maintain the allowance for loan losses at a level indicative of the associated risk, as determined by management, of the current portfolio.

The allowance for loan losses consists of two portions: the classified portion and the nonclassified portion. The classified portion is based on identified problem loans and is determined based on an assessment of credit risk related to those loans. Specific loss estimate amounts are included in the allowance based on an evaluation of the individual credits. Any loan categorized loss is charged off in the period which the loan is so categorized.

The nonclassified portion of the allowance is for probable inherent losses which exist as of the evaluation date even though they may not have been identified by the more objective processes for the classified portion of the allowance. This is due to the risk of error and inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based upon qualitative factors, which do not lend themselves to exact mathematical calculations. Some of the factors considered are changes in credit concentrations, loan mix, historical loss experience, and general economic environment in the Corporation's markets.

While the total allowance is described as consisting of a classified and a nonclassified portion, these terms are primarily used to describe a process. Both portions are available to support inherent losses in the loan portfolio. Management realizes that general economic trends greatly affect loan losses, and no assurances can be made that future charges to the allowance for loan losses will not be significant in relation to the amount provided during a particular period, or that future evaluations of the loan portfolio based on conditions then prevailing will not require sizable charges to income. Management does, however, consider the allowance for loan losses to be appropriate for the reported periods. The Corporation has allocated proportionately the nonclassified portion of the allowance to the individual loan categories for purposes of the loan loss allowance table below.

Management believes that the allowance for loan losses at December 31, 2008 is appropriate given past experience and the underlying strength of the loan portfolio.

The table below reflects an allocation of the allowance for the years ended December 31, 2008, 2007, and 2006. The allocation represents an estimate for each category of loans based upon historical experience and management's judgment.

(Dollars In Thousands)

	Allowance			Percentage of Loans to Total Loans		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Commercial, financial and agricultural	$ 1,618	$ 2,964	$ 2,173	56.4%	53.5%	54.2%
Real estate - construction	1,777	336	116	18.8%	25.7%	24.2%
Real estate - mortgage 1-4 family	64	554	563	18.8%	15.6%	15.4%
Installment loans to individuals	132	127	159	6.0%	5.2%	6.2%
Total	$ 3,591	$ 3,981	$ 3,011	100.0%	100.0%	100.0%

At December 31, 2007, the majority of loans identified as impaired were classified as commercial, financial and agricultural. As discussed above, these loans were dealt with through charge off, foreclosure or collection during 2008. After detailed analysis, the loans identified as impaired at December 31, 2008 and the related reserves were classified as indicated on the above table.

Delinquent Loan Policy - Installment loans are placed on nonaccrual when the loan is three payments past due. Single-date maturity notes are placed on nonaccrual status when such notes are delinquent for 90 days. Delinquent commercial loans are placed on nonaccrual status when the loan is 90 days past due or when a loan is determined to be impaired. After analysis and review, a loan that is 90 days past due may return to accrual status if collection of interest is well secured. Exceptions may be made where there are extenuating circumstances, but any exception is subject to review by the Board of Directors of the Bank.

Loans are considered delinquent if payments of principal or interest have not been made by the end of periods ranging from one to ten days after the due date, depending upon the type of loan involved. Installment loans are considered delinquent if payments of principal and interest are past due for a period of ten days and commercial loans are considered delinquent if payments of principal and interest are past due for a period of one day. Single-date maturity loans are considered delinquent if payments are not made by the day following the due date of such loans.

Loans are reviewed for charge offs, as necessary, on a monthly basis. If necessary, loans can be charged off at any time with the approval of the Chief Executive Officer (CEO). The loan officer responsible for the particular loan initiates the charge off request which is reviewed by the Special Assets Officer and then recommended for approval by the CEO. All charged off loans are reviewed by the Board of Directors of the Bank at the monthly board meeting.

DEPOSITS
(Dollars in Thousands)

The following table sets forth the average amount of deposits for the years 2008, 2007, and 2006 by category.

		Average Deposits			Average Rate Paid	
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Noninterest-bearing demand deposits	$ 63,234	$ 60,446	$ 63,833	0%	0%	0%
Interest - bearing						
Demand	82,357	71,593	57,613	1.68%	2.80%	1.98%
Savings	17,612	18,530	21,507	0.24%	0.25%	0.25%
Time	194,524	174,009	143,241	4.08%	4.83%	4.08%
	$ 294,493	$ 264,132	$222,361	3.18%	3.96%	3.17%

The following shows the amount of time deposits outstanding at December 31, 2008, classified by time remaining until maturity.

Maturity	$100,000 or Greater Certificates of Deposit	Other Time Deposits
Three months or less	$ 27,046	$ 38,166
Three to six months	11,966	25,340
Six to twelve months	26,748	25,135
Twelve months or more	15,961	24,861
Totals	$ 81,721	$ 113,502

The following table shows various amounts of repurchase agreements and other short term borrowings and their respective rates.

(Dollars in Thousands)

	Maximum Outstanding at any month end	Average balance	Average interest rate	Ending balance	Average interest rate at year end
2008					
Securities sold under agreements to repurchase	$ 108,160	$ 68,257	1.22%	$ 1,861	0.00%
Other short term borrowings	$ 661	$ 663	1.59%	$ 496	0.19%
2007					
Securities sold under agreements to repurchase	$ 60,504	$ 40,909	4.18%	$ 41,204	3.34%
Other short term borrowings	$ 1,044	$ 422	6.09%	$ 692	1.02%
2006					
Securities sold under agreements to repurchase	$ 47,133	$ 41,745	3.98%	$ 44,410	4.17%
Other short term borrowings	$ 872	$ 362	5.25%	$ 857	3.49%

Return on Equity and Assets - The following table shows the percentage return on equity and assets, the dividend pay-out ratio, and the ratio or average equity to average assets of the Corporation for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Return on average assets	0.11%	0.23%	0.84%
Return on average equity	1.67%	3.28%	11.08%
Dividend pay-out ratio	125.00%	65.22%	21.43%
Ratio of average equity to average assets	7.35%	7.12%	7.55%

ITEM 1A. RISK FACTORS

The following discusses risks that management believes could have a negative impact on the Corporation's financial performance. When analyzing an investment in the Corporation, the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this report should be carefully considered. The risk factors relate primarily to the commercial banking operations of the Bank. This list should not be viewed as comprehensive and may not include all risks that may affect the financial performance of the Corporation:

Capital Risk

The Corporation is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation anticipates that capital resources will satisfy these requirements in the near term. However, the Corporation may need to raise additional capital to support growth or for other needs. The ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are beyond the Corporation's control, as well as on the Corporation current and anticipated financial performance. Accordingly, there can be no assurances as to the Corporation's ability to raise additional capital, if needed, on favorable terms or at all. In the event the Corporation is unable to raise capital when needed, its ability to further expand operations through internal capital generation (net earnings) and acquisitions could be impeded. In this case or should the Corporation identify a need for additional capital or a need to preserve capital, a reduction in or suspension of the dividend may be advisable.

The Corporation is a participant in the Capital Purchase Program (CPP) from the United States Treasury. Under this program, the Corporation sold to the Treasury, preferred shares and a warrant that is convertible into common stock of the Corporation. Should the common stock warrants be converted, the impact of the conversion would be a dilutive effect on the current shareholders and would result in an additional 104,040 shares being issued representing 4.36% of the 2,388,125 outstanding at December 31, 2008. When the Corporation received a capital investment from the United States Department of the Treasury under the Troubled Assets Relief Program ("TARP") Capital Purchase Program on December 23, 2008 (see Note 9 to the Consolidated Financial Statements), the Corporation became subject to additional limitations on the payment of dividends. These limitations require, among other things, that (i) all dividends Related to the securities purchased under the TARP Capital Purchase Program be paid before other dividends can be paid and (ii) the Treasury must approve any increases in common dividends for three years following the Treasury's investment.

Interest Rate

The Bank's profitability is largely a function of the spread between the interest rates earned on earning assets and the interest rates paid on deposits and other interest-bearing liabilities. Like most financial institutions, the Bank's net interest income and margin will be affected by general economic conditions, fiscal and monetary policies of the Federal government that influence market interest rates, the Bank's ability to respond to changes in such rates and other factors that determine the level and direction of movement of interest rates. At any given time, the Bank's assets and liabilities may be so positioned that they are affected differently by a change in the level or direction of interest rates. As a result, an increase or decrease in rates, loan terms, the mix of adjustable- and fixed-rate loans or investment securities in the Bank's portfolio or the shape of the yield curve could have a positive or negative effect on its net income, capital and liquidity. Although management believes it has implemented strategies and guidelines to reduce the potential effects of changes in interest rates on results of operations, any precipitous, substantial and/or prolonged change in market interest rates could adversely affect operating results.

INTEREST RATE SENSITIVITY*
Interest Rate Sensitivity Analysis
Year Ended December 31, 2008

	Ending Balances as of 12/31/08	Down 200 Basis Points	Up 200 Basis Points
Earning Assets:			
Cash & Short-term Investments	$ 143,758,602	-51.36%	347.47%
Investment securities, taxable	59,426,555	-9.72%	14.22%
Investment securities, tax-exempt	33,540,244	-7.02%	4.38%
Loans	276,188,318	-11.82%	17.57%
Total Assets	$ 512,913,719	-12.01%	23.04%
Interest Bearing Liabilities:			
Interest Bearing Deposits	$ 123,631,633	-23.35%	58.32%
Certificates of Deposit less than $100,000	110,196,452	-24.60%	33.60%
Certificates of Deposit greater than $100,000	85,044,401	-21.74%	29.63%
Total Interest Bearing Deposits	318,872,486	-23.32%	35.45%
Federal funds sold & securities purchased under agreement to resale	1,861,237	0.00%	0.00%
Federal Home Loan Bank borrowings	2,105,471	2.35%	16.10%
Total Purchased Funds	3,966,708	2.35%	16.10%
Total Liabilities	$ 322,839,194	-23.01%	35.21%
Net Interest Income		-6.54%	16.98%

*Information pertains to the Bank only

As shown in the table above, the Corporation is interest rate sensitive, especially in a downward rate environment. A 200 basis point decline in interest rates would cause a 6.54% decline in net interest income; while a similar increase in interest rates would yield a 16.98% increase in net interest income. The comparable sensitivities at the end of 2007 were a decline in net interest income of 7.55% in a 200 basis point decline and an increase of 5.08% in a similar increase of rates. This effect is due to the Corporation's mix of variable and fixed rate loans, interest bearing deposits, and borrowed funds. The Corporation took steps during 2008 to reduce the Corporation's interest rate sensitivity. These steps included placing interest rate floors on variable rate loans, pre-investment of maturities in the investment portfolio, and changes in the repricing strategy for certificates of deposit.

The Corporation's sensitivity to changes in interest rates in conjunction with the structure of interest rate spreads determines the impact of change in interest rates on the Bank's performance.

Credit Risk

As a lender, the Bank is exposed to the risk that its borrowers may be unable to repay their loans and that any collateral securing the payment of their loans may not be sufficient to assure repayment in full. Credit losses are inherent in the lending business and could have a material adverse effect on the operating results of the Bank. Adverse changes in the economy or business conditions, either nationally or in the Bank's market areas, could increase credit related losses or related expenses and/or limit growth. Substantially all of the Bank's loans are to businesses and individuals in a limited geographic area and any economic decline in this local market could impact the Bank adversely. The Bank makes various assumptions and judgments about the collectibility of its loan portfolio and provides an allowance for loan losses based on a number of factors. If these assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses, thereby having an adverse effect on operating results, and may cause the Bank to increase the allowance in the future by increasing the provision for loan losses. The Bank has adopted credit policies which when combined with underwriting and credit monitoring procedures produce a process that management believes is appropriate to control these risks. Such policies and procedures may not prevent unexpected losses that could have a material adverse affect on the Bank's financial condition and/or results of operations. See "PROVISION FOR LOAN LOSSES" in Item 7 and "Summary of Loan Loss Experience" and "Allowance for Loan Losses" in Item 1.

Competition

The financial services industry is highly competitive. Competition for attracting and retaining deposits and attracting desirable loans comes from a wide array of financial companies, such as other banks, savings institutions, credit unions, mutual fund companies, insurance companies and, increasingly, other non-bank businesses. Some of the Bank's competitors are much larger in terms of total assets and market capitalization, have a higher lending limit, and have greater access to capital and funding. The presence of one or more aggressive competitors in the Bank's market area could have an adverse affect on the Bank's financial condition and/or results of operations by increasing the cost of deposits, reducing the rates on loans or limiting access to quality borrowers. See "Competition" in Item 1.

Government Regulation and Supervision

The banking industry is heavily regulated under both federal and state law. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors, by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, expansion of branch offices and the offering of securities. The Bank is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that its subsidiary bank is found, by regulatory examiners, to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the Bank's future business and earnings prospects. Any substantial changes to applicable laws or regulations could also subject the Bank to additional costs, limit the types of financial services and products it may offer, and inhibit its ability to compete with other financial service providers. As a participant in the Treasury's Capital Purchase Program, the Corporation is subject to additional Regulation as regards executive compensation and any additional items as may be required in the future. See "Supervision, Regulation and Government Policy" in

Item 1.

Attracting and Retaining Skilled Personnel

Attracting and retaining key personnel is critical to the Bank's success, and difficulty finding qualified personnel could have a significant impact on the Bank's business due to the lack of required skill sets and years of industry experience.

Local Economic Conditions

The Bank's success depends primarily on the general economic conditions of the specific local markets in which the Bank operates. Unlike larger national or other regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in Escambia, Monroe, and Baldwin County, Alabama, and Santa Rosa County, Florida. The local economic conditions in these areas have a significant impact on the demand for the Bank's products and services as well as the ability of the Bank's customers to repay loans, the value of the collateral securing loans and the stability of the Bank's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact those local economic conditions and, in turn, have a material adverse effect on the Bank's financial condition and results of operations. Deterioration of local economic conditions could also pose down side risks to the fair value of the Bank's assets. See "Relative Lending Risk" in Item 1.

Growth Strategy

The Bank has materially completed the growth strategy that it has followed for the preceding two years. There can be no assurance that the Bank can expand its market presence or earning assets in its locations to the degree needed to overcome the added expense of operating the new locations.

Severe Weather, Natural Disasters, Acts of War or Terrorism And Other External Events Could Significantly Impact The Corporations Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Bank's ability to conduct business. Such events could affect the stability of the Bank's deposit base, restrict the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Bank to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Bank's business, which, in turn, could have a material adverse effect on the Bank's financial condition and results of operations.

Information Systems Integrity

The Bank relies on modern data, communication, and network systems to conduct ongoing operations. These systems could be vulnerable to internal and external attacks to the physical equipment or the raw data stored within these systems. Failures to maintain the integrity of one or more of these systems could threaten the Bank's ability to serve customers in an effective and timely manner. The Bank maintains policies and procedures governing the access to and use of these systems in order to insulate the systems from any sort of security breach. However, any breach could have a material adverse effect on the financial position and future earnings of the Bank.

Technological Advancement and Implementation

The future success of the Bank is directly related to the successful implementation of new technological advancements pertaining to the banking industry. Technology continues to offer the Bank new avenues to add products for customers, as well as increase the efficiency of the Bank's internal operations. Failure to effectively manage the implementation of emerging technology could result in the loss of existing customers or limit the Bank's ability to attract new customers, thus putting pressure on the Bank's financial position and future earnings.

Internal Audit and Control Risk

The Bank incorporates the use of various internal audit review and internal controls to minimize the Bank's exposure to material financial misstatement or fraudulent activity. Despite the presence of these systems, the Bank is exposed to the inherent risks that are present in any similar environment, including risks that a control, or controls, could be circumvented. The Bank attempts to revise its internal audit procedures and controls as its operations evolve. However rigorously the Bank undertakes its pursuit of internal controls, this process can only provide reasonable assurance that the Bank's financial reporting doesn't include material misstatement.

Industry Conditions

Difficult market conditions have adversely affected our industry. The capital and credit markets have been experiencing volatility and disruption for more than twelve months. Dramatic declines in the housing market over the past year, with falling home and commercial prices, increasing foreclosures, and unemployment, have negatively impacted the credit performance of mortgage and commercial real estate loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity in general. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the Corporation and others in the financial services industry. In particular, the Corporation may face the following risks in connection with these events:

- The Bank expects to face increased regulation of the industry, including the results of the EESA and the American Recovery and Reinvestment Act of 2009 ("ARRA"). Compliance with such regulation may increase the Bank's costs and limit our ability to pursue business opportunities.

- Government stimulus packages and other responses to the financial crises may not stabilize the economy or financial system.

- The ability to assess the creditworthiness of the Bank's customers may be impaired if the approaches used to select, manage, and underwrite our customers become less predictive of future behaviors.

- The process used to estimate losses requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Bank's borrowers to repay their loans. The current economic conditions may make accurate estimation more difficult and negatively impact the reliability of this process.

- The Bank will be required to pay significantly higher Federal Deposit Insurance Corporation premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

- The ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions and government sponsored entities.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that the Corporation will not experience an adverse effect on the Bank's financial position and future earnings.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Corporation's bank subsidiary operates seventeen full service branches and one loan production office housed in facilities either owned or leased. The offices are located in Escambia, Baldwin and Monroe Counties in Alabama and Santa Rosa County in Florida. All land, buildings and improvements held by the Corporation were transferred as a capital investment to the Bank during 2006.
Locations in Escambia County, Alabama include: Atmore (two full service banking locations) and, Flomaton, renovated in early 2008.
Locations in Baldwin County, Alabama include: Foley, Lillian, Bay Minette (2 full service locations), Silverhill, Magnolia Springs, Summerdale, Loxley (a full service branch and a loan production office) and Spanish Fort.
Locations in Monroe County, Alabama include: Monroeville and Frisco City.
Locations in Santa Rosa County, Florida include: Jay, Milton and Pace.
The Bank has acquired property on which it plans to locate a full service banking location in Spanish Fort, Alabama. The development of this location has been delayed until economic conditions improve.

ITEM 3. LEGAL PROCEEDINGS

There are presently no pending legal proceedings to which the Corporation or its subsidiary, United Bank, is a party or to which any of their property is subject, which management of the Corporation based upon consultation with legal counsel believes are likely to have a material adverse effect upon the financial position of the Corporation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the shareholders of the Corporation during the fourth quarter of the fiscal year.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's authorized common shares consist of the following:

(1) 5,000,000 shares of Class A common stock, $.01 par value per share, of which 2,388,550 shares are issued and 2,234,711 are outstanding and held by approximately 839 shareholders of record, as of March 27, 2009.

(2) 250,000 shares of Class B common stock, $.01 par value per share, none of which were issued, as of March 27, 2009.

The Corporation in 2007 became aware that its common stock is quoted on the Over-the-Counter-Bulletin Board, or OTCBB, a regulated quotation service that is administered and regulated by the National Association of Securities Dealers, Inc., or NASD, under the trading symbol "UBAB." The Corporation has neither applied for nor had contact with NASD with respect to the OTCBB or any other quotation service. The Corporation's common stock is not listed on any exchange.

The Corporation is informed that over-the-counter market quotations reflect inter-dealer prices, without retail mark-ups, markdowns, or commissions and may not necessarily reflect actual transactions. Although bid prices have apparently been posted on the OTCBB since 2005, in 2008 there were only 14 days having transactions at prices ranging from $13.75 to $15.50 per share. Because a limited number of transactions involving the Corporation's common stock have been reported on the OTCBB, the Corporation believes that any reported bid or asked price may not reflect a fair valuation of its common stock.

The Corporation declared total cash dividends per common share of $0.30 per common share in 2008 and 2007. The payment of dividends is subject to the earnings and financial condition of the Corporation and other relevant factors. Dividends on the Corporation's common stock are declared and paid based on a variety of considerations by the Corporation's Board of Directors and there can be no assurance that the Corporation will continue to pay regular dividends or as to the amount of dividends if any. Payment of future dividends will depend upon business conditions, operating results, capital and reserve requirements and the Board's consideration of other relevant factors. In addition, the ability of the Corporation to pay dividends is totally dependent on dividends received from its banking subsidiary (see Note 18 to the consolidated financial statements) and is subject to statutory restrictions on dividends applicable to Delaware corporations, including the restrictions that dividends generally may be paid only from a corporation's surplus or from its net profits for the fiscal year in which the dividend is declared and the preceding year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following financial review is presented to provide an analysis of the consolidated results of operations of the Corporation and its subsidiary. This review should be read in conjunction with the consolidated financial statements included under Item 8.

OVERVIEW

This overview is a broad, high-level discussion of various financial measures addressed in detail in the following discussion and analysis. The items addressed, as such, do not have any more or less significance than the detailed discussion to follow.

United Bancorporation of Alabama, Inc. is a one-bank holding company that competes in the commercial banking industry within the primary markets of Southwest Alabama and Northwest Florida. As a community bank, the Bank strives to serve the needs of the total markets it serves including, but not limited to, consumer and business banking needs, agricultural financing, mortgage products, and various insurance and investment needs.

At December 31, 2008 the Corporation had $550,045,007 of total assets, compared to $457,301,960 at December 31, 2007. Total deposits increased $122,253,061 (33.14%) to $491,155,626, as compared to $368,902,565 at the end of 2007. Several events came together to create the large increase in deposits. A customer deposited $60,000,000 at the end of December, which will be utilized in several construction projects and withdrawn over the course of 2009, and approximately $39,000,000 was transferred from repurchase accounts to non interest bearing demand deposits as the interest rate, at zero, was the same and the deposit accounts carried unlimited FDIC insurance. The remainder of the increase is represented by growth in core deposits, particularly in the newer locations. The increased deposits were utilized in increasing the loan portfolio by $12,642,154 to $279,779,877 and in adding to the liquidity reserves of the Corporation held in Federal Funds Sold and Cash Deposits at other banks. Other Real Estate owned (ORE) increased to $5,523,501 at year end, 2008 from $550,776 at the same time in 2007. This was the result of the weakened economy and the Bank's foreclosing or receiving the collateral on several problem loans. The Corporation increased its investment in premises and equipment at the end of 2008 by $2,047,749 (12.18%) to $18,856,327 from $16,808,578 at the end of 2007.

Net interest income was $13,799,111 for the year ended December 31, 2008, as compared with $13,647,239 for the year ended December 31, 2007. The decrease of $151,872 was the result of several factors: 1) interest revenue during the year declined rapidly as the Federal Reserve made extremely rapid reductions in the level of interest rates bring the Federal Funds rate to near zero at year end, 2008 from 4.25% a year earlier; 2) interest expense declined more slowly as reductions in the rate of interest paid on term deposit accounts was not able to be reduced until the maturity of the deposit ; and, 3) the number and amount of non accrual loans grew throughout the year. Had these loans been accruing interest throughout 2008, an additional $862,019 would have been recorded in interest income.

The provision for loan losses increased as a result of the severe economic conditions experienced by the country and the communities served by the Corporation and the resulting increase in non performing loans. The provision was increased to $2,300,000 in 2008 from $1,380,000 in 2007, or an increase of $920,000 (66.67%).

Noninterest income totaled $4,740,830 for 2008 as compared to $3,992,572 in 2007, an increase of $748,258 or 18.74%. Service charges and fees on deposit accounts accounted for a significant portion of the increase as volume of transactions increased and the price charged for these services were reviewed and increases made to some service charges to bring those more in line with market prices. These service charges increased by $428,791 (14.22%) to $3,443,262. Revenue from sales of insurance, securities and other services from the Financial Services Division rose by $81,000. Additionally, a gain of $264,737 on the sale of investment securities was realized.

Noninterest expense was $16,164,113 for the year ended December 31, 2008, as compared to $15,453,384 for the year ended December 31, 2007, an increase of $710,729 or 4.60%. Salaries and benefits rose by $232,768 to $8,548,033 (2.80%). This increase was primarily the result of a full year of operation of new branches placed in service in late 2007 and one additional facility placed in service in 2008 and increases in pay in the normal annual review process of approximately 3.7%. No bonus payments were made or accrued in 2008. Occupancy expense rose by $275,761 (10.62%) reflecting the added cost of placing the new facilities in to service. These expenses were primarily reflected in increased depreciation on the new facilities ($189,000) and increased cost of utilities ($50,000). Other expenses rose by $202,200 primarily as the result of increased FDIC insurance assessment fees (up $180,000). Additional increases in expenses were the result of expenses related to ORE (other real estate acquired from problem loans) of $95,000 and communications cost from the new branches and an upgrade in communications system (up $102,000) to provide for better service and increased reliability. These increases were partially offset by declines in advertising and marketing expenses of $250,000. The Corporation instituted cost containment measures during the second half of 2008.

Net Earnings for the year ended December 31, 2008 decreased 47.09% to $545,938, as compared to $1,031,758, for the year ended December 31, 2007 after recognition of tax benefits of $470,110 and $225,331 respectively. Diluted earnings per share were $0.24 and $0.46 for the periods ended December 31, 2008 and 2007 respectively.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and with general practices within the banking industry, which require management to make estimates and assumptions (see Note 1 to Consolidated Financial Statements).

ALLOWANCE FOR LOAN LOSSES

Management believes that its determination of the allowance for loan losses involves a higher degree of judgment and complexity than the Bank's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Bank's borrowers, subjecting the Bank to significant volatility of earnings. The allowance for credit losses is established through a provision for loan losses, which is a charge against earnings. Provisions for loan losses are made to reserve for estimated probable losses on loans.

The allowance for loan losses is a significant estimate and is regularly evaluated by management for accuracy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect borrowers' ability to pay. The use of different estimates or assumptions could produce different provisions for loan losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change. Management believes the allowance for loan losses is adequate and properly recorded in the financial statements. For further discussion of the allowance for loan losses, see

"PROVISION FOR LOAN LOSSES" below, and "Summary of Loan Loss Experience" and "Allowance for Loan Losses" under "BUSINESS" above.

ESTIMATES OF FAIR VALUE

The estimation of fair value is significant to a number of the Corporation's assets, including, but not limited to, investment securities, other real estate owned, intangible assets and other repossessed assets. Investment securities available for sale are recorded at fair value while investment securities held to maturity are carried at cost. Other real estate owned, intangible assets, and other repossessed assets are recorded at either cost or fair value, whichever is lower. Fair values for investment securities are based on quoted market prices, and if not available, quoted prices on similar instruments. The fair values of other real estate owned and repossessions are typically determined based on third-party appraisals less estimated costs to sell. Intangible assets, such as the charter cost, are periodically evaluated to determine if any impairment might exist.

The estimation of fair value and subsequent changes of fair value of investment securities, other real estate owned, repossessions and intangible assets can have a significant impact on the value of the Corporation, as well as have an impact on the recorded values and subsequently reported net income.

Changes in interest rates is the primary determining factor in the fair value of investment securities, derivatives, and the value at which these assets are reported in the Corporation's financial statements. Local economic conditions are often the key factor in the valuation of other real estate owned and repossessed assets. Changes in these factors can cause assets to be written down and have an impact on the financial results. The overall financial condition and results of operations of the banking unit is the primary determinant as to the value of recorded intangible assets.

NET INTEREST INCOME
(Dollars in Thousands)

	2008	2007
Interest income (1)	$ 25,349	$ 27,945
Interest expense	10,879	13,563
Net interest income	14,470	14,382
Provision for loan losses	2,300	1,380
Net interest income after provision for loan losses on a tax equivalent basis	12,170	13,002
Less: tax equivalent adjustment	671	735
Net interest income after provision for loan losses	$ 11,499	$ 12,267

(1) Income on tax-exempt obligations has been computed on a full federal tax-equivalent (FTE) basis using an income tax rate of 34% for 2008 and 2007.

Total interest income (on an FTE basis) decreased to $25,349,425 in 2008, from $27,945,650 in 2007, a decrease of $2,596,225, or 9.29%. This decrease was primarily caused by the rapid reduction of the Fed Funds overnight rate during the course of 2008. Average loans increased $32,925,729 while the average rate earned decreased 152 basis points causing an overall decrease in interest earned on loans of $1,575,249. The average interest rate (FTE) earned on all earning assets in 2008 decreased to 5.85% from 7.31% in 2007. The interest margin decreased to 3.36% in 2008 from 3.77% in 2007. Average taxable investment securities for 2008 were $84,812,612, as compared to $73,682,029 for 2007, an increase of $11,130,583, or 15.11%. Average tax-exempt investment securities decreased $1,846,843, or 5.17%, to $33,902,668 in 2008 from $35,749,510 in 2007. The average volume of federal funds sold and interest bearing deposits in other banks decreased to $23,970,456 in 2008 from $18,062,541 in 2007, an increase of $5,907,915 or 32.71%.

Total interest expense decreased $2,684,142 or 19.79%, to $10,878,520 in 2008, from $13,562,662 in 2007. This decrease was a function of the decreased in the interest rates paid on deposit accounts as prevailing rates were lowered throughout the year. The average rate paid on interest-bearing liabilities in 2008 was 2.89% as compared to 4.19% in 2007. Average interest-bearing liabilities increased to $375,397,504 in 2008, from $323,359,653 in 2007, an increase of $52,037,852, or 16.09%. Average savings and interest-bearing demand deposits increased $9,846,210 or 10.93% to $99,968,968 in 2008. Average time deposits increased to $194,524,132 in 2008, from $174,009,411 in 2007, an increase of $20,514,721, or 11.79%. The average rate paid on time deposits decreased to 4.07% in 2008 from 4.83% in 2007. The Corporation issued $10,310,000 of subordinated debentures in September of 2006 at an interest rate of LIBOR plus 1.68%. The interest rate paid on the subordinated debentures was 5.28% in 2008, a reduction from the 7.53% paid in 2007.

PROVISION FOR LOAN LOSSES

The provision for loan losses is that amount necessary to maintain the allowance for loan losses at a level appropriate for the associated credit risk, as determined by management in accordance with generally accepted accounting principles (GAAP), in the current portfolio. The provision for loan losses increased 66.67% for the year ended December 31, 2008 to $2,300,000 as compared to $1,380,000 for the year ended December 31, 2007. The change in the provision maintains the allowance at a level that is determined to be appropriate by management and the board of directors of the Bank.

The allowance for loan losses at December 31, 2008 represents 1.28% of gross loans, as compared to 1.49% at December 31, 2007.

While it is the Bank's policy to charge off loans when a loss is considered probable, there exists the risk of losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of the Bank, management's judgment as to the appropriateness of the allowance for loan losses is necessarily approximate and imprecise. Adjustments to the allowance for loan losses may also be required by the FDIC or the Alabama Superintendent of Banks in the course of their examinations of the Bank. Accordingly, no assurances can be given that continued evaluations of the loan portfolio in light of economic conditions then prevailing, results of upcoming examinations, or other factors will not require significant changes to the allowance.

NONINTEREST INCOME

		2008		2007
Service Charge Income	$	1,225,778	$	1,035,779
Nonsufficient Fund Charges, net		2,217,484		1,978,692
Mortgage Origination Fees		168,157		213,071
Investment Securities Gains, (net)		264,737		(3,780)
Other		864,674		768,810
	$	4,740,830	$	3,992,572

Total noninterest income increased $748,258 or 18.74%, to $4,740,830 in 2008, as compared to $3,992,572 in 2007.

Income from service charges on deposits and non sufficient funds increased to $3,443,262 in 2008, from $3,014,471 in 2007, an increase of $428,791, or 14.22% as the Bank added new locations, deposits increased, and a review of account fees conducted during 2007 resulted in fees being adjusted to more closely reflect those customarily charged in the local market.

NONINTEREST EXPENSE

		2008	2007
Salaries and benefits	$	8,548,033	$ 8,315,265
Net occupancy		2,872,565	2,596,804
Other		4,743,515	4,541,315
Total	$	16,164,113	$ 15,453,384

Total noninterest expense increased $710,729, or 4.60%, to $16,164,113 in 2008 from $15,453,384 in 2007. Salaries and other compensation expense increased $232,768, or 2.80%. Occupancy expenses increased to $2,872,565 in 2008 from $2,596,804 in 2007, an increase of $275,761 or 10.62%. The Corporation has completed all except one of its planned new locations. For that remaining location, the land has been purchased, but no construction is planned until economic conditions improve. The impact of the new locations added in 2007 and 2008 has been to increase operating expenses (salaries, occupancy and other expenses) as well as add loans and deposits. Occupancy expense increased as the depreciation expense and the costs to operate these locations were incurred. Other expenses increased to $4,743,515 in 2008, from $4,541,315 in 2007, an increase of $202,200, or 4.45%. The increased cost of FDIC insurance assessments, an increase of $179,561, accounted for almost all of this increase. Additional increases were experienced in legal ($178,502), ORE expenses ($79,457), and Communications expense ($102,174). These were offset by decreases in controllable expenses such as advertising, marketing, donations and professional and accounting fees as the result of cost control measures.

Basic and diluted earnings per share in 2008 were $0.24, as compared to $0.46 in 2007. Return on average assets was 0.11% in 2008, as compared to 0.23% in 2007. Return on average equity was .15% in 2008, as compared to 3.28% in 2007.

LOANS AT DECEMBER 31

	2008	2007
Real estate - construction	$ 52,649,854	$ 68,699,154
Real estate - 1-4 family residential mortgage	52,676,766	41,738,820
Real estate - commercial	51,733,848	54,562,891
Real estate - other	34,574,419	31,537,613
Agriculture	12,024,870	9,254,558
Commercial	57,233,574	46,129,553
Other loans	18,886,546	15,215,134
	$ 279,779,877	$ 267,137,723

Total loans increased to $279,779,877 at December 31, 2008, from $267,137,723 at year end 2007, an increase of $12,642,154, or 4.73%. The ratio of loans to deposits plus repurchase agreements is 56.75% at December 31, 2008 vs. 65.14% at the same date in 2007. The ratio is somewhat distorted by the large, temporary deposit that was made in late December. Making the adjustment for this deposit, the ratio becomes 64.61% which is in line with the prior year. Management believes that this ratio will increase as the Bank's loan portfolio expands with the addition of new markets and other cyclical fluctuations of agricultural loans and public deposits. To aid in realizing this increase, Management has instituted several new lending programs that are focused on specific needs. The first is to respond to small business and the need to replace financing for purchases by qualified customers. (Some captive finance companies have withdrawn from certain markets and replacing them is necessary to the survival of the affected businesses.) Additionally, the mortgage loan market has been targeted as the criteria for qualifying for conforming loans has become more restrictive. A loan program has been targeted to respond to this need.

LIQUIDITY

One of the Bank's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term assets. These sources, coupled with a stable deposit base, allow the Bank to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, cash from operating activities and a strong base of core deposits are adequate to meet the Bank's liquidity needs for normal operations. Should the Bank's traditional sources of liquidity be constrained, forcing the Bank to pursue avenues of funding not typically used, the Bank's net interest margin could be impacted negatively. Beginning early in 2008, Management identified that general systemic risks to liquidity and funding were beginning to be present in the marketplace. In response, the Corporation developed a liquidity plan that measured the ability to deal with expected cash flow needs and the ability to deal with a significantly more difficult environment or a stress case. The result has been that the Corporation has carried significantly higher levels of liquid assets during the latter half of 2008 and this trend has continued into 2009.

Additionally, the Corporation requires cash for various operating needs including dividends to shareholders, the servicing of debt and general corporate expenses. The primary source of liquidity for the Corporation is dividends from the Bank.

As previously discussed, the Corporation is a participant in the Capital Purchase Program by the U. S. Treasury.

An investment in preferred stock and a common stock warrant of the Corporation in the amount of $10.3 million was received on December 23, 2008. By December 30, 2008, $9.3 million was transferred to the banking subsidiary as additional paid in capital and $1 million was retained at the holding company in support of any future needs. The $1 million is on deposit at the banking subsidiary. All of the funds are available at the banking unit as a source of liquidity or funding.

Asset and liability management functions not only serve to assure adequate liquidity in order to meet the needs of the Bank's customers, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Corporation can earn a return that meets the investment requirements of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities available for sale and, to a lesser extent, sales of investment securities available for sale. Other short-term investments such as federal funds sold, interest bearing deposits in other banks and securities purchased under agreements to resell, are additional sources of liquidity funding.

The liability portion of the balance sheet provides liquidity through various customers' interest bearing and noninterest bearing deposit accounts. Federal funds purchased, securities sold under agreements to repurchase, out of market CD's and other short-term borrowings are additional sources of liquidity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

The Corporation's bank subsidiary has an Asset Liability Committee, which has as its primary objective the maintenance of specific funding and investment strategies to achieve short-term and long-term financial goals.

The Corporation generates the majority of its cash flow from financing activities. Financing activities provided $92,221,242 in cash flow in 2008, as the result of an increase in deposits. The investing activities of the Corporation used $5,926,754 of cash flow, to fund the investment portfolio, loan portfolios, and the purchases of premises and equipment of the Bank. Operations provided $3,108,696 in cash flow for the year ended December 31, 2008.

CAPITAL RESOURCES

The Corporation has historically relied primarily on internally generated capital growth to maintain capital adequacy. The average equity to average assets ratio during 2008 was 7.35% as compared to 7.12% in 2007. Total stockholders' equity on December 31, 2008 was $42,122,641, an increase of $10,201,251, or 31.96%, from $31,921,390 at year end 2007. As mentioned earlier, the Corporation chose to participate in the Capital Purchase Program (CPP) by the U. S. Treasury. The proceeds from the CPP share sale were $10,300,000. The Corporation's risk based capital of $54,298,852, or 16.27%, of risk adjusted assets at December 31, 2008, was well above the Corporation's minimum risk based capital requirement of $26,702,881 or 8.0% of risk weighted assets.

The board of directors made the decision to participate in the CPP for the following reasons;

- The Corporation had recently expanded its locations and to absorb the additional operating costs, growth was required. If capital requirements were increased or losses lowered capital levels, the ability to grow would be restricted.
- The economy had entered a declining period with the result that the opportunity to increase earnings would

be restricted, therefore reducing internal capital generation and the ability to add assets to meet the loan and deposit needs of the communities served by the Corporation.

- With economic activity nationally slowing and exposure to the commercial real estate market on the Gulf Coast, additional capital would insure the ability to absorb any negative earnings impacts from these and continue to service the communities and maintain capital levels at high levels.

In March of 2006, the Federal Reserve issued a final rule providing for the inclusion of Trust Preferred securities in Tier 1 risk weighted capital, up to a limit of 25% of total Tier 1 capital. These securities comprised 19.72% of the Corporation's Tier 1 Capital as of December 31, 2008.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Corporation's consolidated financial statements as of December 31, 2008 and 2007 and for the years thus ended are included in the following pages shown in the index below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Based on evaluation of the Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this annual report, the principal executive officer and the principal financial officer of the Corporation have concluded that as of such date the Corporation's disclosure controls and procedures were effective to ensure that information the Corporation is required to disclose in its filings under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information required to be disclosed by the Corporation in the reports that it files under the Exchange Act is accumulated and communicated to the Corporation's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to in (a) above.

(c) This annual report does not include an attestation report of the Corporation's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Corporation to provide only management's report in this annual report.

(d) The Corporation's management, including its principal executive officer and principal financial officer, has conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting as of the end of the period covered by this report based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The Board of Directors of the Corporation has determined that Dale M. Ash and Michael R. Andreoli are the Audit Committee Financial Experts. Mrs. Ash and Mr. Andreoli are independent as defined in the listing standards of the National Association of Security Dealers. Additional information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2008 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2009 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2008 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2009 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2008 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 13.CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2008 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2008 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) The financial statements listed in the Index to Financial Statements contained in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

(2) Financial statement schedules have been omitted as inapplicable.

(3) The Exhibits listed below are filed as part of this Report. Management contracts and compensatory plans and arrangements required to be filed pursuant to Item 15(b) are identified by an asterisk (*).

1.1 Purchase Agreement, dated as of September 27, 2006, among the Registrant, United Bancorp Capital Trust II and TWE, Ltd., as Purchaser (Incorporated by reference herein from Exhibit 1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

3.1 Restated Certificate of Incorporation of the Registrant (Incorporated by reference herein from Exhibit 3a to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988).

3.1.1 Certificate of Amendment to Restated Certificate of Incorporation Of the Registrant (Incorporated by reference herein from Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

3.2 Amended and Restated Bylaws of the Registrant (Incorporated by reference herein from Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992).

4.1 Junior Subordinated Indenture, dated as of September 27, 2006, by and between the Registrant and Wilmington Trust Company, as Trustee (Incorporated by reference herein from Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.2 United Bancorp Capital Trust II Amended and Restated Trust Agreement, dated as of September 27, 2006, among the Registrant, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee and Robert R. Jones, III and Allen O. Jones, as Administrative Trustees (Incorporated by reference herein from Exhibit 4.2 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.3 United Bancorp Capital Trust II Guarantee Agreement, dated as of September 27, 2006, by and between the Registrant, as Guarantor and Wilmington Trust Company, as Guarantee Trustee (Incorporated by reference herein from Exhibit 4.3 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.4 Common Securities Subscription Agreement, dated as of September 27, 2006, by and between United Bancorp Capital Trust II and the Registrant (Incorporated by reference herein from Exhibit 4.4 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.5 Junior Subordinated Note Subscription Agreement, dated as of September 27, 2006, by and between United Bancorp Capital Trust II and the Registrant (Incorporated by reference herein from Exhibit 4.5 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

10.1 Form of Employment Agreement between United Bank and Robert R. Jones, III(Incorporated by reference herein from Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).*

10.2 Supplemental Agreement between United Bank, the Registrant, and Robert R. Jones, III (Incorporated by reference herein from Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998)*.

10.3 1998 Stock Option Plan of United Bancorporation of Alabama, Inc. (Incorporated by reference herein from Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

10.4 1999 Employee Stock Purchase Plan of United Bancorporation of Alabama, Inc. (incorporated herein by reference from Appendix A to the Registrants definitive proxy statement dated April 10, 2000)*.

10.5 Supplemental Compensation and Amendment Agreement between United Bank and Robert R. Jones, III (Incorporated by reference herein from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2001).*

10.6 United Bancorporation of Alabama, Inc. 2008 Equity Incentive Plan (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2008.*

10.7 First Amendment to Supplemental Compensation and Amendment Agreement between the Registrant and Robert R. Jones, III, dated as of December 12, 2008 and effective January 1, 2008 (Incorporated by reference herein from Exhibit 10.12 to the Registrant's report on Form 8-K dated December 12, 2008).*

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)

31.1 Certification of Chief Executive Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)

31.2 Certification of Chief Financial Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)

32.1 Certificate pursuant to 18 U.S.C Section 1350

32.2 Certificate pursuant to 18 U.S.C Section 1350

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BANCORPORATION OF ALABAMA, INC.
(Registrant)

BY: /s/Robert R. Jones, III
Robert R. Jones, III
President and Chief Executive Officer
March 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	CAPACITY IN WHICH SIGNED	DATE
/s/ Robert R. Jones, III Robert R. Jones, III	President, Chief Executive Officer, and Director	March 27, 2009
/s/ Allen O. Jones, Jr. Allen O. Jones, Jr.	Senior Vice President Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 27, 2009
/s/ William J. Justice William J. Justice	Director	March 27, 2009
/s/ David D. Swift David D. Swift	Director	March 27, 2009
/s/ Dale M. Ash Dale M. Ash	Director	March 27, 2009
/s/ Michael Andreoli Michael Andreoli	Director	March 27, 2009
/s/ L. Walter Crim L. Walter Crim	Director	March 27, 2009
/s/ Richard K. Maxwell Richard K. Maxwell	Director	March 27, 2009

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United Bancorporation of Alabama, Inc.
Atmore, Alabama

We have audited the consolidated balance sheets of **United Bancorporation of Alabama, Inc. and subsidiary** as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Bancorporation of Alabama, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of United Bancorporation of Alabama, Inc.'s internal control over financial reporting as of December 31, 2008 included in the accompanying Item 9A (T), "Controls and Procedures" and, accordingly, we do not express an opinion thereon.

Mauldin & Jenkins, LLC

Birmingham, Alabama
March 26, 2009

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2008 and 2007

Assets	**2008**	**2007**
Cash and due from banks	$ 35,148,646	$ 17,571,893
Interest bearing deposits in banks	91,773,852	31,547,422
Federal funds sold	16,600,000	5,000,000
Cash and short-term investments	143,522,498	54,119,315
Securities available for sale, at fair value (amortized cost of $84,725,733 and $111,718,759 at December 31, 2008 and 2007, respectively)	85,526,712	111,945,701
Securities held to maturity (market values of $6,596,039 and $0 respectively)	6,550,000	0
Loans	279,779,877	267,137,723
Less: Allowance for loan losses	3,591,558	3,981,922
Net loans	276,188,319	263,155,801
Premises and equipment, net	18,856,327	16,808,578
Interest receivable	3,253,604	3,952,077
Intangible assets	934,763	934,763
Other assets	15,212,784	6,385,725
Total assets	$ 550,045,007	$ 457,301,960
Liabilities and Stockholders' Equit		
Deposits:		
Non-interest bearing	$ 172,291,464	$ 62,854,927
Interest bearing	318,864,162	306,047,638
Total deposits	491,155,626	368,902,565
Securities sold under agreements to repurchase	1,861,237	41,203,851
Advances from Federal Home Loan Bank of Atlanta	1,609,900	1,774,700
Treasury, tax, and loan account	495,572	691,668
Interest payable	912,570	1,161,362
Accrued expenses and other liabilities	1,577,461	1,336,424
Note payable to Trust	10,310,000	10,310,000
Total liabilities	507,922,366	425,380,570
Stockholders' equity:		
Preferred stock of $.01 par value. Authorized 250,000 shares; 10,300 and 0 shares in 2008 and 2007, respectively	9,953,381	0
Class A common stock, $0.01 par value. Authorized 5,000,000 shares; issued and outstanding, 2,388,125 and 2,383,097 shares in 2008 and 2007, respectively	23,881	23,831
Class B common stock, $0.01 par value. Authorized 250,000 shares; no shares issued or outstanding	0	0
Additional paid in capital	6,429,869	5,916,367
Unearned stock based compensation	(87,446)	(51,403)
Accumulated other comprehensive income, net of tax	480,584	122,105
Retained earnings	26,572,188	26,700,500
	43,372,457	32,711,400
Less: 155,855 and 134,654 treasury shares, at cost, respectively	1,249,816	790,010
Total stockholders' equity	42,122,641	31,921,390
Total liabilities and stockholders' equity	$ 550,045,007	$ 457,301,960

See accompanying notes to consolidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 31, 2008 and 2007

	2008	2007
Interest income:		
Interest and fees on loans	$ 19,717,252	$ 21,194,540
Interest on investment securities:		
Taxable	3,062,502	3,661,508
Nontaxable	1,359,884	1,428,219
Total investment income	4,422,386	5,089,727
Other interest income	537,993	925,634
Total interest income	24,677,631	27,209,901
Interest expense:		
Interest on deposits	9,373,000	10,458,704
Interest on other borrowed funds	1,505,520	3,103,958
Total interest expense	10,878,520	13,562,662
Net interest income	13,799,111	13,647,239
Provision for loan losses	2,300,000	1,380,000
Net interest income after provision for loan losses	11,499,111	12,267,239
Noninterest income:		
Service charge on deposits	3,443,262	3,014,471
Investment securities gains (losses), net	264,737	(3,780)
Mortgage loan and related fees	168,157	213,071
Other	864,674	768,810
Total noninterest income	4,740,830	3,992,572
Noninterest expense:		
Salaries and benefits	8,548,033	8,315,265
Net occupancy expense	2,872,565	2,596,804
Other	4,743,515	4,541,315
Total noninterest expense	16,164,113	15,453,384
Earnings before income tax benefits	75,828	806,427
Income tax benefits	(470,110)	(225,331)
Net earnings	$ 545,938	$ 1,031,758
Basic earnings per share	$0.24	$0.46
Basic weighted average shares outstanding	2,251,179	2,240,010
Diluted earnings per share	$0.24	$0.46
Diluted weighted average shares outstanding	2,254,513	2,251,838

See accompanying notes to consolidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2008 and 2007

	Preferred Stock	Common Shares	Common stock	Additional paid in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Unearned Stock Based Compensation	Treasury stock	Total stockholders' equity	Comprehensive Income
Balance December 31, 2006	$ -	2,375,471	$ 23,755	$ 5,673,088	$ 26,341,116	$ (475,478)	$ -	$ (837,761)	$ 30,724,720	
Net earnings					1,031,758				1,031,758	$ 1,031,758
Other comprehensive income (Note 19)						597,583			597,583	597,583
Comprehensive income										$ 1,629,341
Cash dividends declared ($.30 per share)					(672,374)				(672,374)	
Exercise of stock options		2,000	20	22,380					22,400	
Tax benefit from exercise of stock options				5,313					5,313	
Treasury shares issued to dividend reinvestment plan				96,425				41,411	137,836	
Treasury shares issued to employee stock purchase plan				10,649				6,340	16,989	
Restricted Stock Grants		5,626	56	101,212			(101,268)		0	
Stock-based compensation				7,300			49,865		57,165	
Balance December 31, 2007	$ -	2,383,097	$ 23,831	$ 5,916,367	$ 26,700,500	$ 122,105	$ (51,403)	$ (790,010)	$ 31,921,390	
Net earnings					545,938				545,938	$ 545,938
Other comprehensive income (Note 19)						358,479			358,479	358,479
Comprehensive income										$ 904,417
Cash dividends declared ($.30 per share)					(674,250)				(674,250)	
Exercise of stock options		634	6	9,979					9,985	
Sale of common stock (ESPP)		440	4	6,728					6,732	
Treasury shares issued to dividend reinvestment plan				81,442				43,917	125,359	
Purchased Treasury Stock								(94,923)	(94,923)	
Received stock to satisfy loan outstanding								(408,800)	(408,800)	
Restricted Stock Grants, net of cancellations		3,954	40	64,490			(64,530)		-	
Stock-based compensation				4,244			28,487		32,731	
Preferred Stock Issued to US Treasury Department	9,953,381			346,619					10,300,000	
Balance December 31, 2008	$ 9,953,381	2,388,125	$ 23,881	$ 6,429,869	$ 26,572,188	$ 480,584	$ (87,446)	$ (1,249,816)	$ 42,122,641	

See accompanying notes to conslidated financial statements

UNITED BANCORPORATION OF AABAMA, INC.
AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net earnings	$ 545,938	$ 1,031,758
Adjustments to reconcile net earnings to net cash provided by operating activities		
Provision for loan losses	2,300,000	1,380,000
Depreciation of premises and equipment	1,375,022	1,183,299
Net (accretion) amortization of premium on investment securities	(811,325)	206,900
(Gain) loss on sales of investment securities available for sale, net	(264,737)	3,780
(Gain) loss on sale of other real estate	1,045	(28,516)
Stock-based compensation	32,731	57,165
Gain on disposal of equipment	(14,316)	(3,786)
Deferred income taxes	(625,263)	(471,729)
Writedown of other real estate	85,000	90,000
(Increase) decrease in interest receivable	698,473	(372,155)
(Increase) decrease in other assets	(207,330)	334,530
Increase (decrease) in interest payable	(248,792)	224,048
Increase (decrease) in accrued expenses and other liabilities	242,250	237,621
Net cash provided by operating activities	3,108,696	3,872,915
Cash flows from investing activities		
Proceeds from maturities, calls, and principal repayments of investment securities available for sale	1,122,276,179	114,141,651
Proceeds from sales of investment securities available for sale	19,461,248	18,055,198
Purchases of investment securities available for sale	(1,116,905,637)	(134,974,231)
Purchases of investment securities held to maturity	(6,550,000)	-
Net increase in loans	(20,913,368)	(22,113,810)
Purchases of premises and equipment, net	(3,432,055)	(6,176,578)
Proceeds from sale of premises and equipmet	23,600	24,662
Insurance claim received	-	1,038,775
Proceeds from sale of other real estate	113,279	173,016
Net cash used in investing activities	(5,926,754)	(29,831,317)
Cash flows from financing activities		
Net increase in deposits	122,253,061	42,067,102
Net increase (decrease) in securities sold under agreements to repurchase	(39,342,614)	(3,206,250)
Cash dividends	(675,462)	(701,936)
Exercise of stock options	9,985	22,400
Tax benefit from exercise of common stock	-	5,313
Purchase of treasury stock	(94,923)	-
Proceeds from sale of common stocl	6,732	
Proceeds from sale of treasury stock	125,359	16,989
Repayments of advances from FHLB Atlanta	(164,800)	(5,164,800)
Proceeds from CPP funds provided by U.S. Treasury	10,300,000	-
Redemption of Trust Preferred (net unamortized issuance costs)	-	(4,000,000)
Decrease in other borrowed funds	(196,096)	(165,347)
Net cash provided by financing activities	92,221,242	28,873,471
Net increase in cash and short-term investments	89,403,183	2,915,069
Cash and short-term investments, beginning of period	54,119,315	51,204,246
Cash and short-term investments, end of period	$ 143,522,498	$ 54,119,315
Supplemental disclosures		
Cash paid during the period for:		
Interest	$ 11,127,312	$ 13,338,614
Income taxes	83,171	94,454
Noncash transactions		
Transfer of loans to other real estate through foreclosure	$ 5,172,049	$ 205,000
Transfer other real estate to premises and equipment	-	40,000
Transfer of loans to treasury stock in satisfaction of loans	408,800	-

See Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The accompanying consolidated financial statements include the financial statements of United Bancorporation of Alabama, Inc. (the Corporation) and its wholly owned subsidiary United Bank (the Bank), collectively referred to as the Corporation. Significant inter-company balances and transactions have been eliminated in consolidation.

(b) *Market Concentrations*

The Corporation operates primarily in one business segment, commercial banking, in Southwest Alabama and Northwest Florida.

(c) *Basis of Presentation*

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes the allowance for losses on loans is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Southwest Alabama and Northwest Florida. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for losses on loans. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(d) *Cash and Short-Term Investments*

The Corporation considers due from banks, interest-bearing deposits in banks, and federal funds sold to be cash and short-term investments. Federal funds are generally sold for one–day periods.

(e) *Investment Securities*

Investment securities are classified in one of three portfolios: (i) trading account securities, (ii) securities available for sale, or (iii) securities held to maturity. Trading account securities are stated at fair value. Investment securities available for sale are stated at fair value with any unrealized gains and losses reported in a separate component of stockholders' equity, net of tax effect, until realized. Once realized, gains and losses on investment securities available for sale are reflected in current period earnings. Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. As of December 31, 2008, the Corporation had $85,527,000 of investment securities, or approximately 93%, classified as securities available for sale and $6,550,000, or approximately 7%, classified as securities held to maturity. All securities were classified as available for sale as of December 31, 2007.

Net gains and losses on the sale of investment securities available for sale, computed on the specific identification method, are shown separately in noninterest income in the consolidated statements of operations. Accretion of discounts and amortization of premiums are calculated on the effective interest method over the anticipated life of the security.

A decline in the fair value of any security below amortized cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(f) ***Loans***

Interest income on loans is credited to earnings based on the principal amount outstanding at the respective rate of interest. Accrual of interest on loans is discontinued when a loan becomes contractually past due by 90 days or more with respect to interest or principal, unless, after analysis it is determined that the interest is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is charged against current period interest income, unless, after analysis it is determined that the interest is well secured and in the process of collection. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

As of December 31, 2008 and December 31, 2007, approximately 52% and 64%, respectively, of the Corporation's loans were commercial loans. The Corporation's commercial customers are primarily small to middle market enterprises. The Corporation also specializes in agricultural loans, which represented approximately 17% and 15% of the Corporation's total loans at both December 31, 2008 and December 31, 2007, respectively.

(g) ***Allowance for Loan Losses***

Management considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral–dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impaired loans are charged off against the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are recognized as interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For those accruing restructuring loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

The ultimate ability to collect a substantial portion of the Corporation's loan portfolio is susceptible to changes in economic and market conditions in the geographic area served by the Corporation and various other factors.

Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience and such other factors, which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged–off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

(h) Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight–line method over the estimated useful lives of the assets.

(i) Other Real Estate

Other real estate represents property acquired through foreclosure or deeded to the Corporation in lieu of foreclosure on real estate mortgage loans on which borrowers have defaulted. Other real estate is carried in other assets at the lower of cost or fair value, adjusted for estimated selling costs. Reductions in the balance of other real estate at the date of foreclosure are charged to the allowance for loan losses. Subsequent valuation decreases in the carrying value of other real estate as well as costs to carry other real estate are recognized as charges to noninterest expense. As of December 31, 2008 and 2007, the Corporation had $5,523,501 and $550,776, respectively, in other real estate which are included in other assets in the consolidated balance sheets.

(j) Intangible Assets

Intangible assets represent purchased assets that lack physical substance but can be identified because of contractual or other legal rights. Under the provisions of SFAS No. 142, intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Corporation's intangible assets have indefinite useful lives and are not subject to amortization. See Note 6 for summaries of the Corporation's intangible assets.

(k) Income Taxes

The Corporation accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Stock Based Compensation

At December 31, 2008, the Corporation had options and other equity awards outstanding as defined by two stock-based employee compensation plans, which are described more fully in Note 13. The Corporation accounts for its stock based compensation plans under FASB No. 123R, *Share-Based Payment*, whereby compensation cost is recognized for all stock-based payments based upon the grant-date fair value.

(m) ***Earnings per Share***

Basic and diluted earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, Earnings Per Share. Note 14 provides additional disclosure information regarding earnings per share.

(n) ***Recent Accounting Pronouncements***

In December 2007, the FASB issued SFAS No. 141(R) *Business Combinations.* This Statement replaces SFAS No. 141, "Business Combinations" and establishes standards for how the acquirer in a business combination transaction: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Corporation is evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin ("ARB") No. 51.* A noncontrolling interest, (formerly known as minority interest) is the portion of equity in a subsidiary not attributable to a parent. The standard requires an entity to identify separately the ownership interests in subsidiaries held by parties other than the parent, and to identify the amount of consolidated net income attributable to the parent and to the noncontrolling interest. Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary must be accounted for consistently, and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of this standard is not expected to be material to the Corporations's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161 *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.* SFAS No. 161 requires entities to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts, and details of credit risk related contingent features in their hedged positions. The statement also requires entities to explain how hedges affect their financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The impact of this standard is not expected to be material to the Corporations's financial position or results of operations.

In May 2008, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 162 provides a framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States ("US GAAP"). Previously, US GAAP hierarchy had been defined in the American Institute of Public Accountants Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The new FASB guidance specifies that the

US GAAP hierarchy should be directed to entities, because the entity, not its auditor, is responsible for selecting appropriate accounting principles. This statement is effective 60 days after the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The impact of this standard is not expected to be material to the Corporation's financial position or results of operations.

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance Contracts.* SFAS No. 163 clarifies how SFAS No. 60, *Accounting and Reporting by Insurance Enterprises*, applies to financial guarantee insurance contracts issued by insurance enterprises, and addresses the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about these types of contracts. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The impact of this standard is not expected to be material to the Corporations's financial position or results of operations.

(2) Cash and Due From Banks

The Bank is required by the Federal Reserve Bank to maintain daily cash balances. These balances were $425,000 and $2,048,000 at December 31, 2008 and 2007, respectively.

(3) Investment Securities

The amortized cost and fair value of investment securities available for sale at December 31, 2008 and 2007 were as follows:

		Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
2008:								
U.S. government sponsored agencies, excluding mortgage–backed securities	$	38,977,901	$	574,397	$	—	$	39,552,298
State and political subdivisions		33,040,244		511,299		(428,646)		33,122,897
Mortgage–backed securities		12,707,588		193,462		(49,533)		12,851,517
	$	84,725,733	$	1,279,158	$	(478,179)	$	85,526,712
2007:								
U.S. government sponsored agencies, excluding mortgage–backed securities	$	59,297,311	$	349,616	$	(32,722)	$	59,614,205
State and political subdivisions		35,446,149		223,688		(250,838)		35,418,999
Mortgage–backed securities		16,975,299		81,329		(144,131)		16,912,497
	$	111,718,759	$	654,633	$	(427,691)	$	111,945,701

The amortized cost and fair value of investment securities held to maturity at December 31, 2008 were as follows (there were no securities classified as held to maturity as of December 31, 2007):

		Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
2008:								
U.S. government sponsored agency securities	$	6,050,000	$	46,539	$	(500)	$	6,096,039
Other domestic debt securties		500,000		—		—		500,000
	$	6,550,000	$	46,539	$	(500)	$	6,596,039

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the

Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Those investment securities classified as available for sale which have an unrealized loss position at December 31, 2008 and 2007 are detailed below:

2008

	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U.S. Government sponsored agencies & mortgage-backed securities	$ 2,453,105	$ 27,224	$ 1,191,568	$ 22,309	$ 3,644,673	$ 49,533
State and political subdivdisions	7,843,035	387,848	1,218,280	40,798	9,061,315	428,646
Total temporarily impaired securities	$ 10,296,140	$ 415,072	$ 2,409,848	$ 63,107	$ 12,705,988	$ 478,179

2007

	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U.S. Government sponsored agencies & mortgage-backed securities	$ 21,639,799	$ 33,336	$ 14,188,655	$ 143,517	$ 35,828,454	$ 176,853
State and political subdivdisions	7,418,877	127,547	9,069,492	123,291	16,488,369	250,838
Total temporarily impaired securities	$ 29,058,676	$ 160,883	$ 23,258,147	$ 266,808	$ 52,316,823	$ 427,691

Those investment securities classified as held to maturity which have an unrealized loss position at December 31, 2008, are detailed below (there were no securities classified as held to maturity as of December 31, 2007):

2008

Description of Securities	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U.S. Government sponsored agencies & mortgage-backed securities	$ 999,500	$ 500	$ —	$ —	$ 999,500	$ 500
State and political subdivdisions	—	—	—	—	—	—
Total temporarily impaired securities	$ 999,500	$ 500	$ —	$ —	$ 999,500	$ 500

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The amortized cost and fair value of investment securities available for sale at December 31, 2008, categorized by contractual maturity are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Therefore, these securities are not presented by maturity class in the following table.

	Available for sale		Held to maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
Investment securities due in or after:				
Due in one year or less	$ 17,951,515	$ 17,979,327	$ —	$ —
Due after one year through five years	14,454,176	14,725,676	3,550,000	3,596,539
Due after five years through ten years	27,872,221	28,488,897	3,000,000	2,999,500
Due after ten years	11,740,233	11,481,295	—	—
Subtotal	72,018,145	72,675,195	6,550,000	6,596,039
Mortgage-backed securities	12,707,588	12,851,517	—	—
Total	$ 84,725,733	$ 85,526,712	$ 6,550,000	$ 6,596,039

Gross gains of $264,975 and gross losses of $238 were realized on sales of investment securities available for sale in 2008. Gross gains of $139 and gross losses of $3,919 were realized on sales of investment securities available for sale in 2007.

Securities with carrying values of approximately $41,416,404 and $102,745,000 at December 31, 2008 and 2007, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

(4) Loans and Allowance for Loan Losses

At December 31, 2008 and 2007, the composition of the loan portfolio was as follows:

	2008	2007
Real estate - construction	$ 52,649,854	$ 68,699,154
Real estate - 1-4 family residential mortgage	52,676,766	41,738,820
Real estate - commercial	51,733,848	54,562,891
Real estate - other	34,574,419	31,537,613
Agriculture	12,024,870	9,254,558
Commercial	57,233,574	46,129,553
Other loans	18,886,546	15,215,134
	$ 279,779,877	$ 267,137,723

Changes in the allowance for loan losses for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance, beginning of year	$ 3,981,922	$ 3,011,731
Provision charged to earnings	2,300,000	1,380,000
Less loans charged–off	(2,754,386)	(439,297)
Plus loan recoveries	64,022	29,488
Net charge–offs	(2,690,364)	(409,809)
Balance, end of year	$ 3,591,558	$ 3,981,922

The following is a summary of information pertaining to impaired loans, nonaccrual loans, and loans past due ninety days or more:

	As of and for the Years Ended December 31,	
	2008	2007
Impaired loans with a valuation allowance	$ 14,431,827	$ 10,959,402
Impaired loans without a valuation allowance	6,717,490	750,772
Total impaired loans	$ 21,149,317	$ 11,710,174
Valuation allowance related to impaired loans	$ 1,577,292	$ 1,825,820
Total nonaccrual loans	14,699,556	11,078,540
Total loans past due ninety days or more and still accruing	28,436	25,793
Troubled debt restructured loans	1,105,782	53,800

The average amount of impaired loans for the year 2008 and 2007 totaled approximately, $16,429,746 and $5,212,000, respectively. If these loans had been current throughout their terms, interest income would have been increased by $862,019 and $685,398, for 2008 and 2007, respectively. There was no significant amount of interest income recognized from impaired loans for the years ended December 31, 2008 and 2007.

During 2008, certain executive officers and directors of the Corporation, including their immediate families and companies with which they are associated, were loan customers of the Bank. Total loans outstanding and available lines of credit to these related parties at December 31, 2008 and 2007, totaled $2,900,612 and $7,854,404, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal credit risk.

(5) Premises and Equipment

At December 31, 2008 and 2007, premises and equipment were as follows:

	2008	2007
Land	$ 5,258,831	$ 5,042,293
Buildings and leasehold improvements (depreciated over 5 to 50 years)	15,748,566	12,787,606
Furniture, fixtures, and equipment (depreciated over 3 to 10 years)	7,952,191	7,477,361
Automobiles (depreciated over 3 years)	104,883	113,081
Construction in process	101,663	364,391
	29,166,134	25,784,732
Less accumulated depreciation	10,309,807	8,976,154
	$ 18,856,327	$ 16,808,578

The balance of 2008 construction in process is associated with building projects and consists of architect and engineering fees and an amount for the acquisition of a building for future expansion. The completion of these projects has been delayed for the duration of the current economic downturn. The 2007 amount includes work on several projects which, with the exception of the two being delayed, were completed and placed in service in 2008.

Depreciation expense for the years ended December 31, 2008 and 2007 was $1,375,022 and $1,183,299, respectively.

(6) Intangible Assets

Florida Charter - On July 2, 2004, the Corporation acquired a State of Florida banking charter from a financial institution. Subsequent to the purchase, the charter was terminated but the Corporation retained the legal right to branch into Florida through its existing Alabama bank charter. The Corporation accounts for the charter cost as an indefinite lived intangible asset because the legal right acquired does not have an expiration date under Florida banking laws and there is no renewal process to keep the branching rights. The Corporation tests the intangible asset each September 30 for impairment. At December 31, 2008, the Corporation operates three branch offices in Florida.

For the years ended December 31, 2008 and 2007, no impairment was recorded related to the intangible asset. As of December 31, 2008 and 2007, the Corporation had recorded $917,263 in intangible assets related to the cost of the charter.

Internet Domain Address – On March 21, 2007, the Bank purchased the rights to the internet domain name www.unitedbank.com for $17,500. This internet domain is defined as an intangible asset with an indefinite life under FAS 142 and, as such, is not required to be amortized over any period of time.

(7) Deposits

At December 31, 2008 and 2007, deposits were as follows:

	2008	2007
Noninterest bearing accounts	$ 172,291,464	$ 62,854,927
NOW accounts	87,291,512	84,770,810
Money market investment accounts	19,158,033	17,692,439
Savings account	17,192,088	17,248,660
Time deposits:		
Time deposits less than $100,000	113,501,663	98,911,207
Time deposits greater than $100,000	81,720,866	87,424,522
Total deposits	$ 491,155,626	$ 368,902,565

At December 31, 2008, the Bank had on deposit $108,210,017 and $36,240,750 in deposits from two, significant customers. These deposits were temporary in nature and provisions were made to have sufficient liquidity to meet any withdrawal demands by these customers.

At December 31, 2008 and 2007 interest expense on deposits was as follows:

	2008	2007
NOW accounts	$ 963,679	$ 1,334,097
Money market investment accounts	422,292	671,496
Savings accounts	42,672	45,980
Time deposits:		
Time deposit less than $100,000	5,877,791	6,634,034
Time deposit greater than $100,000	2,066,566	1,773,097
Total interst expense on deposits	$ 9,373,000	$ 10,458,704

At December 31, 2008, the Bank had approximately $3,042,000 of brokered deposits representing 0.61% of total deposits. The Bank occasionally makes use of this source of funding to obtain longer dated deposits to use in matching against fixed rate loans of similar maturity. This assures a positive spread and reduces interest rate risk.

At December 31, 2008, the contractual maturities of time deposits are as follows:

Due in 2009	$	153,827,831
Due in 2010		27,325,304
Due in 2011		7,086,955
Due in 2012		5,878,343
Due in 2013 or later		1,104,096
	$	195,222,529

During 2008, certain executive officers and directors of the Corporation were deposit customers of the Bank. Total deposits outstanding to these related parties at December 31, 2008, amounted to $2,324,599.

(8) Securities Sold Under Agreements to Repurchase

The maximum amount of outstanding securities sold under agreements to repurchase during 2008 and 2007 was $122,172,909 and $83,228,977, respectively. The weighted average borrowing rate at December 31, 2008 and 2007 was 0.00% and 3.34%, respectively. The average amount of outstanding securities sold under agreements to repurchase during 2008 and 2007 was $68,257,308 and $40,908,908 respectively. The weighted average borrowing rate during the years ended December 31, 2008 and 2007 was 1.22% and 3.98% respectively. Securities underlying these agreements are under the Corporation's control.

(9) Participation in U.S. Treasury Capital Purchase Program

On December 23, 2008, the Corporation issued 10,300 shares of preferred stock to the U.S. Treasury for $10.3 million pursuant to the CPP. Additionally, the Corporation issued 104,040 common stock warrants to the U.S. Treasury as a condition to its participation in the CPP. The warrants have an exercise price of $14.85 each and are immediately exercisable and expire 10 years from the date of issuance. Proceeds from this sale of the preferred stock are expected to be used for general corporate purposes, including supporting the continued, anticipated growth of the Corporation. The CPP preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% thereafter. The preferred shares are redeemable at the option of the Corporation under certain circumstances during the first three years and thereafter without restriction.

Based on a Black-Scholes-Merton options pricing model, the common stock warrants have been assigned a fair value of $2.55 per warrant, or $265,303 in the aggregate, as of December 12, 2008. As a result of allocating the fair value of the preferred stock and the related common stock warrants, $346,619 has been recorded in additional paid in capital as the discount on the preferred stock obtained above and will be accreted as a reduction in net income available for common shareholders over the next five years. For purposes of these calculations, the fair value of the common stock warrants as of December 23, 2008 was estimated using the Black-Scholes option pricing model with the following assumptions:

Weighted-average fair value of the underlying common stock	14.85
Weighted-average expected life (in years)	5.00
Expected Volatility	22.84%
Risk-free interest rate	1.44%
Expected dividend yield	2.02%

The Corporation's computation of expected volatility is based on weekly historical volatility since September of 2002. The risk free interest rate of the award is based on the closing market bid for U.S. Treasury securities corresponding to the expected life of the common stock warrants in effect at time of sale.

As noted above $ 346,619 was assigned to the common stock warrants, and accordingly, $9,953,381 (total $10.3 million) has been assigned to the Series A preferred stock and will be accreted up to the redemption amount of $10.3 million over the next five years.

(10) Borrowed Funds

The Corporation owed the Federal Home Loan Bank of Atlanta the following advances at December 31, 2008 and 2007.

2008

Maturity date	Interest rate		
May 2012	7.41%		41,067
July 2017	6.93%		585,000
August 2017	6.84%		95,375
June 2020	4.62%		743,667
July 2020	7.54%		144,791
Total (weighted average rate of 5.92%)		$	1,609,900

2007

Maturity date	Interest rate		
May 2012	7.41%		52,801
July 2017	6.93%		650,000
August 2017	6.84%		106,275
June 2020	4.62%		808,333
July 2020	7.54%		157,291
Total (weighted average rate of 5.94%)		$	1,774,700

At December 31, 2008 and 2007, the advances were collateralized by a blanket pledge of first–mortgage residential loans with available collateral amounts of $5,240,416 and $7,447,206, respectively. At December 31, 2008 the Corporation's advances were also collateralized by Commercial Real Estate loans and Multi Family Real Estate loans with available collateral amounts of $1,096,022 and $1,479,210 respectively.

As of December 31, 2008, the Corporation had additional outstanding credit facilities with the Federal Home Loan Bank of Atlanta totaling $5,000,000 in the form of a letter of credit that matures in 2009. As of December 31, 2008, the letter of credit was in the process of cancellation by the Corporation.

(11) Note Payable to Trust

United Bancorp Capital Trust II. In 2007, the Corporation formed a wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Corporation. The junior subordinated debentures can be redeemed prior to maturity at the option of the Corporation on or after September 30, 2011. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Corporation (the Debentures) held by the grantor trust. The debentures have the same interest rate (three month LIBOR plus 1.68%, floating) as the trust preferred securities. The interest rate in effect as of December 30, 2008 was 5.44%. The Corporation has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Corporation to the extent of funds held by the grantor trust (the Preferred Securities Guarantee). The Preferred Securities Guarantee, when taken together with the Corporation's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Corporation of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on September 27, 2007. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of Debentures outstanding at December 31, 2008 was $10,310,000.

(12) Income Taxes

The components of income tax expense attributable to income from continuing operations for the years ended December 31, 2008 and 2007:

	2008	2007
Current:		
Federal	$ 134,049	$ 226,407
State	21,104	19,991
Total	155,153	246,398
Deferred:		
Federal	(577,328)	(419,277)
State	(47,935)	(52,452)
Total	(625,263)	(471,729)
Total income tax benefits	$ (470,110)	$ (225,331)

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

	2008	2007
Income tax at statutory rate	$ 27,822	$ 274,525
Increase (decrease) resulting from:		
Tax exempt interest	(509,084)	(540,041)
Interest disallowance	51,393	76,963
State income tax net of federal benefit	(17,708)	(21,424)
Premium amortization on tax exempt investment securities	20,350	22,733
Cash surrendered value of life insurance	(31,886)	(30,850)
GoZone tax credits	(31,748)	(26,429)
Other, net	20,751	19,192
	$ (470,110)	$ (225,331)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets:		
Loans, principally due to the allowance for loan losses	$ 1,079,260	$ 1,129,131
Other real estate, principally due to differences in carrying value	600,240	37,079
Accrued expenses	251,305	239,453
AMT credit carryover	368,347	202,417
Other	15,201	2,987
Total deferred tax assets	2,314,353	1,611,067
Deferred tax liabilities:		
Premises and equipment, principally due to difference in depreciation	459,152	415,589
Investment securities available for sale	320,395	81,410
Discount accretion	40,366	34,996
Other	116,023	86,932
Total deferred tax liabilities	935,936	618,927
Net deferred tax asset (liability)	$ 1,378,417	$ 992,140

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(13) Stock Based Compensation

Stock Options

1998 Stock Option Plan. The United Bancorporation of Alabama, Inc. 1998 Stock Option Plan (the 1998 Plan) provides for the grant of options to officers, directors, and employees of the Corporation to purchase up to an aggregate of 308,000 shares of Class A Stock. As of December 31, 2008, 170,400 shares of stock were available for future grants; however, it is not the intent of the Corporation to grant additional options under the 1998 Plan. The changes in outstanding options are as follows:

	Shares under option	Weighted average exercise price per share
Balance at December 31, 2006	55,600	$ 14.50
Granted	—	
Expired	—	
Surrendered	—	
Exercised	(2,000)	11.20
Balance at December 31, 2007	53,600	$ 14.38
Granted	—	
Expired	(8,560)	11.10
Surrendered	(5,600)	12.48
Exercised	(634)	15.75
Balance at December 31, 2008	38,806	$ 15.36

The following table displays information pertaining to the intrinsic value of option shares both outstanding and exercisable for the years ended December 31, 2008 and 2007, respectively.

	2008	2007
Aggregate intrinsic value of outstanding options	$ 16,157	$ 220,837
Aggregate intrinsic value of exercisable options	$ 16,157	$ 215,037

At December 31, 2008, approximately 37,000 optioned shares were exercisable at prices between $12.87 and $18.00 per share. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds (including any tax benefit, if applicable) is credited to capital surplus. The following table summarizes information about stock options outstanding at December 31, 2008 and 2007.

Stock options outstanding and exercisable on December 31, 2008 were as follows:

2008				
Exercise price per share Outstanding:		**Shares under option**	**Weighted average remaining contractual life in years**	**Weighted average exercise price**
$	12.87	8,160	1.0	$ 12.87
	15.65	8,960	2.1	15.65
	15.75	9,526	4.0	15.75
	16.00	2,000	7.0	16.00
	16.25	8,160	3.0	16.25
	18.00	2,000	7.6	18.00
		38,806	3.1	$ 15.36
Exercisable:				
$	12.87	8,160	1.0	$ 12.87
	15.65	8,960	2.1	15.65
	15.75	9,526	4.0	15.75
	16.00	1,600	7.0	16.00
	16.25	8,160	3.0	16.25
	18.00	1,200	7.6	18.00
		37,606	2.9	$ 15.29

Total intrinsic value of options exercised was $9,986 and $17,600 for the years ended December 31, 2008 and 2007 respectively. The total fair value of options exercised during the years ended December 31, 2008 and 2007 was $11,729 and $22,200, respectively.

2007 Equity Incentive Plan. The United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan (the 2007 Plan) provides for the grant of stock options, stock appreciation rights, restricted stock awards (discussed below), performance units, or any combination thereof to officers, directors, and employees of the Corporation to purchase up to an aggregate of 308,000 shares of Class A Stock. As of December 31, 2008, 298,420 shares of stock could be granted in the future. The changes in outstanding options are as follows:

	Shares under option	**Weighted average exercise price per share**
Balance at December 31, 2007	2,000	$ 18.50
Granted	—	
Surrendered	(2,000)	18.50
Exercised	—	—
Balance at December 31, 2008	—	

Grant-date fair value is measured on the date of grant using an option-pricing model with market assumptions. The grant-date fair values are amortized into expense on a straight-line basis over the vesting period. The company applies the Black-Scholes-Merton option-pricing model which requires the use of highly subjective assumptions, including but not limited to, expected stock price volatility, term, dividend rates, forfeiture rates, and risk-free interest rates, which if changed can materially affect fair value estimates.

The following is a summary of the weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the Black-Scholes-Merton option-pricing model. No shares were granted during the year ended December 31, 2008.

	2008	2007
Weighted-average expected life (in years)	N/A	10.00
Expected Volatility	N/A	20.00%
Risk-free interest rate	N/A	4.15%
Expected dividend yield	N/A	1.62%
Weighted-average fair value of options granted during the period	N/A	$ 5.47

Cash received from the exercise of options was $9,986 and $22,400 for the years ended December 31, 2008 and 2007, respectively. The tax benefit realized for the tax deductions from options exercise of the share-based payment arrangements totaled $643 and $5,313 for the years ended December 31, 2008 and 2007.

As of December 31, 2008, there was $5,328 of total unrecognized compensation costs related to the nonvested share based compensation arrangements granted under the 1998 and 2007 Plans. That cost is expected to be recognized over a period of 2 years.

Restricted Stock

During 2008 four restricted stock grants were made by the Corporation totaling 4,459 shares. As of December 31, 2008 the Corporation has awarded restricted stock grants in two formats to two distinct classes of employees. Employees with more than 20 years of service have been awarded grants with a six month balloon vesting. The expense of these awards is recorded on a straight-line basis over the six month term. The second type of grant has been awarded to senior officers of the Corporation. These grants have five year terms (60 months) with 1/3 vesting on the grant anniversary date in years 3, 4, and 5. The expense of these awards is recorded on a straight-line basis over the 60 month term. As of December 31, 2008 there was $87,446 of unrecognized stock-based compensation related to these restricted stock grants which is expected to be recognized over a period of 4 years.

The following tables present restricted stock activity:

	Restricted stock activity	Weighted average fair value
Balance at December 31, 2006	—	
Granted	5,626	18.00
Surrendered	—	
Vested	—	—
Balance at December 31, 2007	5,626	18.00
Granted	4,459	16.51
Surrendered	(505)	18.00
Vested	—	—
Balance at December 31, 2008	9,580	17.34

The following table summarizes stock-based compensation expense:

	2008	2007
Stock Option Expense (1998 Plan)	4,244	5,112
Stock Option Expense (2007 Plan)	-	2,188
Restricted Stock Expense (2007 Plan)	28,487	49,865
Total Stock Based Compensation Expense	32,731	57,165

(14) Net Earnings per Share

Presented below is a summary of the components used to calculate diluted earnings per share for the years ended December 31, 2008 and 2007:

	2008	2007
Diluted earnings per share:		
Basic weighted average common shares outstanding	2,251,179	2,240,010
Effect of the assumed exercise of stock options-based on the treasury stock method using average market price	3,334	11,828
Diluted weighted average common shares outstanding	2,254,513	2,251,838

(15) Dividend Reinvestment and Share Purchase Plan

The Corporation sponsors a dividend reinvestment and share purchase plan. Under the plan, all holders of record of common stock are eligible to participate in the plan. Participants in the plan may direct the plan administrator to invest cash dividends declared with respect to all or any portion of their common stock. Participants may also make optional cash payments that will be invested through the plan. All cash dividends paid to the plan administrator are invested within 30 days of cash dividend payment date. Cash dividends and optional cash payments will be used to purchase common stock of the Corporation in the open market, from newly-issued shares, from shares held in treasury, in negotiated transactions, or in any combination of the foregoing. The purchase price of the shares of common stock is based on the average market price. All administrative costs are borne by the Corporation. For the years ended December 31, 2008 and 2007, 7,298 and 7,055 shares were purchased under the plan, respectively.

(16) Employee Benefit Plans

401(k) Savings Plan

Prior to October 1, 2006, employees were eligible in the Corporation's 401(k) Employee Incentive Savings Plan after completing six months of service and attaining age 20.5. Eligible employees could contribute a minimum of 1% up to 15% of salary to the plan. The Corporation contributed one dollar for each dollar the employee contributed, up to 4% of the employee's salary, then the company matched fifty cents for each dollar the employee contributed up to 7% of the employee's salary.

Under a new 401(k) savings plan that became effective October 1, 2006, employees are eligible after completing ninety days of service and attaining age 20.5. Eligible employees can contribute a minimum of 1% up to 15% of salary to the plan. The Corporation contributes one dollar for each dollar the employee contributes, up to 5.5% of the employee's salary.

Contributions to the Plan charged to expense during 2008 and 2007 were $294,684 and $286,855, respectively.

Profit-Sharing Plan

The Corporation also maintains a profit–sharing plan for eligible employees. Eligibility requirements for this plan are the same as the 401(k) Employee Incentive Savings Plan. Annual profit sharing contributions of $60,817 and $57,142 were made in 2008 and 2007, respectively.

Salary Continuation Plan

The Corporation provides a salary continuation plan providing for death and retirement benefits for certain executive officers. The present value of the estimated amounts to be paid under the plan is being accrued over the remaining service period of the executives. The expense recognized for the salary continuation plan amounted to $86,952 and $82,030 for the years ended December 31, 2008 and 2007, respectively. The balance of the liability for the salary continuation plan included in other liabilities at December 31, 2008 and 2007 totaled $604,283 and $517,331, respectively.

The cost of the salary continuation plan described above is being offset by earnings from bank owned life insurance policies on the executives. The balance of the policy surrender values included in other assets totaled $ 2,600,539 and $2,506,756 at December 31, 2008 and 2007, respectively. Income recognized from the increase in cash surrender value on these policies totaled $93,783 and $90,736 for the years ended December 31, 2008 and 2007, respectively.

Employee Stock Purchase Plan

The Corporation sponsors an employee stock purchase plan which is available to all employees subject to certain minimum service requirements. The Plan is administered by a Board appointed committee which designates the offering period in which employees may purchase shares and the offering price. All administrative costs are borne by the Corporation. For the years ended December 31, 2008 and 2007, 440 and 1,080 shares were purchased under the Plan, respectively.

(17) Fair Value of Financial Instruments

On January 1, 2008, the Corporation adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. On February 12, 2008, the FASB issued Staff Position 157-2 which defers the effective date of Statement 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. All other provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

On October 10, 2008, the FASB issued FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active."* This FSP clarified the application of SFAS No. 157 in a market that is not active and reiterated that the results of distressed sales or forced liquidations are not determinative when measuring fair value. It emphasized that when determining fair value, the use of management's internal assumptions concerning future cash flows discounted at an appropriate risk-adjusted interest rate is acceptable when relevant observable market data do not exist. In some situations, multiple inputs from a variety of sources may provide the best evidence of fair value. The FSP also described how the use of broker quotes should be considered when assessing the relevance of observable and unobservable inputs. The impact of this statement is minimal, as this FSP provides clarification to existing guidance.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Corporation uses various methods including market, income and cost approaches. Based on these approaches, the Corporation often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The fair value of specific assets or liabilities has the potential to increase or decrease relative to changes in the markets which support their current valuations. The Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Corporation is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury and U.S. Government-sponsored enterprise debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 Using		
	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs (Level 3)
AFS Securities	$ 85,526,712	$ -	$ 85,526,712	$ -

Assets Measured at Fair Value on a Non-recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan is confirmed. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the loan impairment as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Corporation records the loan impairment as nonrecurring Level 3.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the foreclosed assets as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Corporation records the foreclosed asset as nonrecurring Level 3.

The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the FAS No. 157 valuation hierarchy (as described above) as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Carrying Value at December 31, 2008				Year Ended December 31, 2008
	Total	Level 1	Level 2	Level3	Total gains (losses)
Impaired loans	$ 19,877,990	$ -	$ 7,238,474	$ 12,639,516	$ (1,049,758)
Foreclosed assets	5,523,501	-	5,523,501	-	(1,639,741)

Fair Value Option

In February, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.* SFAS No. 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately on the balance sheet. While SFAS No. 159 became effective for the Corporation beginning January 1, 2008, the Corporation has not elected the fair value option that is offered by this statement.

Fair Value of Financial Instruments

The assumptions used in estimating the fair value of the Corporation's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Corporation's financial instruments, but rather a good–faith estimate of the fair value of financial instruments held by the Corporation. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

(a) ***Cash and Short-term Investments***
Fair value approximates the carrying value of such assets.

(b) ***Investment Securities and Other Securities***
The fair value of investment securities is based on quoted market prices. The fair value of other securities, which includes Federal Home Loan Bank stock and other correspondent stocks, approximates their carrying value.

(c) ***Loans***
The fair value of loans is calculated using discounted cash flows and excludes lease–financing arrangements. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Corporation's historical experience with repayments adjusted to estimate the effect of current market conditions.

(d) ***Bank Owned Life Insurance***
The fair value of bank owned life insurance approximates its carrying value.

(e) ***Deposits***
The fair value of deposits with no stated maturity, such as non–interest bearing demand deposits, NOW accounts, savings and money market deposit accounts, approximates the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

The fair value estimates in the table below do not include the benefit that results from the low–cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

(f) ***Securities Sold Under Agreements to Repurchase***
Due to their short–term nature, the fair value of securities sold under agreements to repurchase approximates their carrying value.

(g) ***FHLB, Other Borrowed Funds and Subordinated Debt***
The fair value of the Corporation's other borrowed funds and subordinated debt approximates the carrying value of such liabilities. The fair value of FHLB advances have been valued using discounted cash flows. The discount rates used are based on estimated market rates for borrowings of similar remaining maturities.

(h) ***Accrued Interest***
The fair value of accrued interest receivable and payable approximates their carrying value.

(i) ***Commitments to Extend Credit and Standby Letters of Credit***
There is no market for the commitment to extend credit and standby letters of credit and they were issued without explicit cost. Therefore, it is not practical to establish their fair value.

The carrying value and estimated fair value of the Corporation's financial instruments at December 31, 2008 and 2007 are as follows (in thousands):

	2008		2007	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial assets:	(Dollars in Thousands)			
Cash and short–term investments	$ 143,522	$ 143,546	$ 54,119	$ 54,119
Investment securities	92,077	92,123	111,946	111,946
Loans, net of the allowance for loan losses	276,188	275,720	263,156	265,186
Bank owned life insurance	2,601	2,601	2,507	2,507
Accrued interest receivable	3,254	3,254	3,952	3,952
Financial liabilities:				
Deposits	491,156	492,531	368,903	369,222
Securities sold under agreements to repurchase	1,861	1,861	41,204	41,204
Other borrowed funds	496	496	699	699
FHLB advances	1,610	2,206	1,775	1,897
Subordinated Debt	10,310	10,310	10,310	10,310
Accrued interest payable	913	913	1,161	1,161

(18) Dividends From Bank

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. In addition, the subsidiary bank is also required to maintain minimum amounts of capital to total "risk–weighted" assets, as defined by banking regulators. Capital adequacy considerations could further limit the availability of dividends from the subsidiary bank. During 2008 the Bank could have declared a minimum of approximately $362,000 in additional dividends without the prior approval of regulatory authorities.

(19) Comprehensive Income

The following is a summary of the components of other comprehensive income:

	Years ended December 31 2008	2007
Other comprehensive income before tax:		
Unrealized holding gains arising during the period for securities, net	$ 862,203	$ 964,745
Reclassification adjustment for (gains) losses on sales of securities included in net earnings	(264,737)	3,780
Unrealized holding gains (losses) arising during the period for cash flow hedges	—	30,062
Other comprehensive income, before income taxes	597,466	998,587
Income tax expense (benefits) related to other comprehensive income:		
Unrealized holding gains arising during the period for securities, net	(344,881)	(385,898)
Reclassification adjustment for gains (losses) on sales of securities included in net earnings	105,894	(1,512)
Unrealized holding (gains) losses arising during the period for cash flow hedges	—	(13,594)
Total income tax expense related to other comprehensive income	(238,987)	(401,004)
Other comprehensive income after taxes	$ 358,479	$ 597,583

(20) Litigation

The Corporation is involved in various legal proceedings arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings is not expected to have a material adverse effect upon the financial statements of the Corporation.

(21) Commitments

The Corporation leases certain property and equipment for use in its business. These leases have lease terms generally not in excess of five years. The Corporation is not committed to any operating leases, which have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008.

Rental expense for all operating leases charged to earnings aggregated $53,254 and $35,489 for the years ended December 31, 2008 and 2007, respectively.

The Corporation is a party to financial instruments with off–balance–sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making conditional obligations as it does for on–balance–sheet instruments.

The financial instruments whose contractual amounts represent credit risk as of December 31, 2008 and 2007 are approximately as follows:

	Years Ended December 31 2008	2007
Commitments to extend credit	$ 38,661,000	$ 36,710,000
Standby letters of credit	1,666,000	1,580,000

Standby letters of credit are commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

(22) Other Noninterest Expense

Components of other noninterest expense exceeding 1% of the total of interest income and other income for either of the years ended December 31, 2008 or 2007, respectively, include the following:

	2008	2007
Advertising	$ 386,671	$ 639,572
Accounting and audit	233,787	349,927
ATM Network	297,044	245,753
Communications	399,455	297,281
Legal	422,528	244,026

(23) Regulatory Matters

The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation. Under capital adequacy guidelines and the regulatory framework of prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of each bank's assets, liabilities, and certain off–balance–sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Corporation and its subsidiary bank are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary bank to maintain minimum core capital (Tier I Capital) of at least 4% of risk–weighted assets, minimum total capital (Total Qualifying Capital) of at least 8% of risk–weighted assets and a minimum leverage ratio of at least 4% of average assets. Management believes, as of December 31, 2008, that the Corporation and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the appropriate regulatory agencies categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the subsidiary banks must maintain minimum Total Qualifying Capital, Tier I Capital, and leverage ratios of at least 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the subsidiary bank's category.

The following table presents the actual capital amounts and ratios of the Corporation and its subsidiary bank at December 31, 2008 and 2007:

	Total Qualifying Capital		Tier I Capital		Leverage	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
United Bancorporation	$ 54,299	16.28%	$ 50,707	15.20%	$ 50,707	10.07%
United Bank	52,852	15.88%	49,260	14.80%	49,260	10.35%
As of December 31, 2007:						
United Bancorporation	$ 44,846	14.35%	$ 40,865	13.07%	$ 40,865	8.94%
United Bank	43,822	14.03%	39,920	12.78%	39,920	9.44%

(25) Parent Corporation Financial Information

The condensed financial information for United Bancorporation of Alabama, Inc. (Parent Corporation Only) follows:

(Parent Company Only)
Condensed Balance Sheet Information
December 31, 2008 and 2007

Assets		**2008**		**2007**
Cash	$	1,156,920	$	522,364
Investment in subsidiaries		50,985,787		41,287,605
Other assets		520,694		632,640
Total assets	$	52,663,401	$	42,442,609
Liabilities and Stockholders' Equity				
Other liabilities	$	230,760	$	211,219
Note payable to Trust		10,310,000		10,310,000
Total liabilities		10,540,760		10,521,219
Stockholders' equity:				
Class A common stock of $0.01 par value. Authorized 5,000,000 shares; issued 2,388,125 and 2,383,097 shares in 2008 and 2007, respectively		23,881		23,831
Class B common stock of $0.01 par value. Authorized 250,000 shares; no shares issued		—		—
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued		9,953,381		—
Additional paid–in capital		6,429,869		5,916,367
Unearned stock based compensation		(87,446)		(51,403)
Retained earnings		26,572,188		26,700,500
Accumulated other comprehensive income, net of tax		480,584		122,105
Less: 155,855 and 134,654 treasury shares at cost in 2008 and 2007, respectively		1,249,816		790,010
Total stockholders' equity		42,122,641		31,921,390
Total liabilities and stockholders' equity	$	52,663,401	$	42,442,609

(Parent Company Only)
Condensed Statements of Operations Information
Years ended December 31, 2008 and 2007

		2008		2007
Income:				
Dividend income from subsidiary	$	716,000	$	1,500,000
Other income		16,382		30,523
Total income		732,382		1,530,523
Expense:				
Interest on subordinated debentures		544,842		1,126,275
Other operating expense		406,619		201,424
Total expense		951,461		1,327,699
Income (loss) before equity in undistributed earnings of subsidiaries and taxes		(219,079)		202,824
Income tax benefit		(345,001)		(478,598)
Income before equity in undistributed earnings of subsidiaries		125,922		681,422
Equity in undistributed earnings of subsidiary		420,016		350,336
Net earnings	$	545,938	$	1,031,758

(Parent Company Only)
Condensed Statements of Cash Flows Information
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net earnings	$ 545,938	$ 1,031,758
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(420,016)	(350,336)
Stock-based compensation expense	4,244	10,005
Amortization of trust preferred cost	—	111,147
Increase (decrease) in other liabilities	19,541	(411,616)
(Increase) decrease in other receivables	113,157	(79,740)
Net cash provided by operating activities	262,864	311,218
Cash flows from investing activities:		
Investment in bank subsidiary	(9,300,000)	—
Net cash used in investing activities	(9,300,000)	—
Cash flows from financing activities:		
Cash dividends	(675,462)	(701,936)
Purchase of treasury stock	(94,923)	—
Proceeds from sale of treasury stock	125,359	16,989
Proceeds from exercise of stock options	9,986	22,400
Proceeeds from sale of common stock (ESPP)	6,732	
Tax benefit from exercise of common stock	—	5,313
Redemption of subordinated debentures	—	(4,000,000)
Proceeds from US Treasury CPP	10,300,000	—
Net cash provided by(used in) financial activities	9,671,692	(4,657,234)
Net increase (decrease) in cash	634,556	(4,346,016)
Cash, beginning of year	522,364	4,868,380
Cash, end of year	$ 1,156,920	$ 522,364

INDEX TO EXHIBITS

Exhibit

21	Subsidiaries of the registrant
23	Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)
31.1	Certification of Chief Executive Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)
31.2	Certification of Chief Financial Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)
32.1	Certificate pursuant to 18 U.S.C Section 1350
32.2	Certificate pursuant to 18 U.S.C Section 1350

EXHIBIT 21

Name of Subsidiary	Incorporated In	Wholly-Owned By
United Bank	Alabama	United Bancorporation Of Alabama
United Bancorp Capital Trust II	Alabama	United Bancorporation Of Alabama
United Insurance Services	Alabama	United Bank

Exhibit No. 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-111503) and Form S-8 (File No. 333-36720, File No. 333-36722 and File No. 333-144689) of United Bancorporation of Alabama, Inc. of our report, dated March 26, 2009, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K for the year ended December 31, 2008.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
March 26, 2009

EXHIBIT 31.1

CERTIFICATIONS

I, Robert R. Jones, III, President and CEO, certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorporation of Alabama, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2009

/s/ Robert R. Jones, III
Robert R. Jones, III
President and CEO

EXHIBIT 31.2

CERTIFICATIONS

I, Allen O. Jones, Jr., Senior Vice President and CFO(Principal Financial Officer), certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorporation of Alabama, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2009

/s/ Allen O. Jones, Jr.
Allen O. Jones, Jr.
Senior Vice President and CFO
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of United Bancorporation of Alabama, Inc. for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert R. Jones, III, Chief Executive Officer of the Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1). The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 27, 2009

By: /s/ Robert R. Jones, III
Robert R. Jones, III
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of United Bancorporation of Alabama Inc. for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Allen O. Jones, Jr., Chief Financial Officer (Principal Financial Officer) of the Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1). The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 27, 2009 By: /s/Allen O. Jones, Jr.
Allen O. Jones, Jr.
Senior Vice President and CFO
(Principal Financial Officer)